
13001120

# 2012 Annual Report
































COHEN & STEERS

Real Assets. Real Returns.

Since the inception of our firm in 1986, Cohen & Steers has recognized the power of equity securities that provide dividend income and the potential for diversification. Today, we specialize in U.S. and international real estate securities, global listed infrastructure, real assets, large cap value stocks and preferred securities. We also manage alternative investment strategies for qualified investors such as hedged real estate securities portfolios and private real estate strategies. Our investment portfolios are available through a range of open-end mutual funds, closed-end mutual funds and institutional accounts. Investment research and active portfolio management remain the cornerstones of our business.

In 2012, we reported a net profit of $66.1 million, or $1.49 per diluted share, compared with a net profit of $54.3 million, or $1.23 per diluted share, in 2011. After adjusting for expenses associated primarily with the 2012 launch of the Cohen & Steers Limited Duration Preferred and Income Fund, a closed-end mutual fund, net profit per share was $1.70, an increase of 38% when compared to 2011. Our assets under management (AUM) were a record $45.8 billion at year-end 2012, an increase of 11% from $41.3 billion at year-end 2011.


Assets Under Management
$ billions as of December 31
50
45
40
35
30
25
20
15
10
5
0
$11.7
$18.3
$20.5
$29.9
$29.8
$15.1
$24.8
$34.5
$41.3
$45.8
03 04 05 06 07 08 09 10 11 12
Revenue*
$ millions for the years ended December 31
300
200
100
0
$59.1
$106.0
$134.4
$172.7
$255.1
$185.8
$123.6
$183.7
$237.2
$273.6
03 04 05 06 07 08 09 10 11 12

* From continuing operations

# To Our Shareholders

## 2012 Review

The post-financial crisis recovery continued in 2012, and we are pleased to report that our company fully participated in it. Our assets under management (AUM) increased by 11%, from $41.3 billion at year-end 2011 to a record $45.8 billion at year-end 2012. We reported a net profit of $66.1 million, or $1.49 per diluted share, compared with a net profit of $54.3 million, or $1.23 per diluted share, in 2011. Excluding expenses associated primarily with the 2012 launch of the Cohen & Steers Limited Duration Preferred and Income Fund (LDP), a closed-end mutual fund, we recorded net income per diluted share of $1.70 in 2012.

During the year, we increased our quarterly dividend per share from a $0.60 annual rate to $0.72, and we declared and paid a special dividend of $1.50 per share. Over the past three years we have paid special dividends totaling $4.50 per share. Our company balance sheet remains debt-free.

The company's increase in AUM resulted from market appreciation of $7.1 billion, partially offset by net outflows of $2.6 billion. Net outflows from institutional accounts were $5.1 billion, primarily from global and international real estate strategies associated with sub-advisory relationships. In contrast, our open-end mutual funds enjoyed net inflows of $1.5 billion, the highest since 2007 and a healthy 15% organic growth rate. These inflows were primarily in our U.S. real estate and preferred securities funds. In addition, inflows to closed-end funds were $1 billion (including leverage), the result of the launch of LDP.

### Focus on Investment Returns

All of the asset classes in which we manage strategies delivered strong results in 2012. Shown below are the returns for our core strategies in 2012 as well as for the four-year period following the financial crisis of 2008:

| | Annualized Total Returns | |
|---|---|---|
| Cohen & Steers Investment Strategies* | 2012 | 2009–2012 |
| Emerging Markets Real Estate | 42.1% | 11.7%* |
| International Real Estate | 35.4% | 16.1% |
| Global Real Estate | 26.3% | 18.1% |
| Preferred Securities | 23.2% | 22.1% |
| U.S. Realty Income | 17.4% | 21.7% |
| U.S. Realty Total Return | 16.7% | 21.2% |
| U.S. Large Cap Value | 16.5% | 11.1% |
| Global Listed Infrastructure | 15.6% | 11.8% |
| **These returns compare to major market benchmarks* as follows:** | | |
| Stocks | 16.0% | 14.6% |
| Bonds | 4.2% | 6.1% |
| Hedge Funds | 7.4% | 7.9% |

* See Performance Notes section.

**Our Strategy**

We believe that our investment results in 2012, particularly when compared with major market benchmarks, validate the merits of our overall corporate strategy and choice of investment offerings. In contrast to many competitors, we focus on carefully selected asset classes where we believe our expertise and research will deliver superior results over time. Within those asset classes, our emphasis continues to be on strategies where we can: 1) deliver superior total returns in an environment of low economic growth; 2) provide access to assets that generate real returns in excess of inflation; and 3) construct portfolios that are difficult to replicate in passively managed funds, but have the potential to provide returns that are superior to them.

A good example of this is our preferred securities strategy. This asset class has unique characteristics that are a bridge between debt and equity in the capital structure of many companies, particularly financial institutions. Their structural complexity and sensitivity to credit can make individual issues difficult to analyze. For this reason, and others, their current yields tend to be superior to those of other instruments of similar investment quality. So in our view, the optimal form of ownership of these preferred securities is through a professionally and actively managed fund. The track record of our preferred securities strategy has been exceptional, significantly besting its major benchmarks by a wide margin for nine years in a row as well as besting the commensurate popular exchange-traded funds since their inception. As a result, we enjoyed almost $1 billion in net flows to our open-end preferred securities fund and also raised $1 billion (including leverage) in LDP, our second preferred securities closed-end fund. This brought our year-end AUM in preferred securities to $6.3 billion. So far in 2013, we continue to see strong demand for this asset class.

We believe our real assets strategy, launched in 2012, offers similar characteristics. We combine global real estate securities, natural resource equities and commodities in one portfolio. Importantly, this strategy satisfies all three criteria listed above that drive our corporate strategy. First, our research has shown that this portfolio construct has the potential to produce excellent absolute and relative returns. Even in a period of constrained economic growth in the developed world, demand for hard assets continues to increase due to global population growth and increasing demand from emerging markets. Second, we believe that the unprecedented global, fiscal and monetary expansion following the 2008 financial crisis will eventually lead to higher inflation and a supply/demand imbalance that favors tangible real assets. And third, there are very few portfolio solutions available to investors of all kinds that can combine these asset classes into a single turnkey solution.

We believe that it is important to reiterate the essential merits of investing in real estate securities—the origin and still the core of our investment management business. Throughout our tenure as asset managers, many have questioned the potential for real estate securities to consistently deliver superior returns. Well, the results are in. As reported by NAREIT, U.S. REITs have produced superior annual returns relative to major stock and bond market indexes, as well as to direct real estate, for the past 1-, 3-, 5-, 10-, 20-year, and even longer time periods. This means of accessing global commercial property markets continues to gain acceptance both in the U.S. and abroad, as investors increasingly desire liquidity. We are proud to have been leaders in this market for over 25 years.

### Shift to Equities?

We have expected for some time (until recently, we concede, wrongly) that investors would eventually tire of miniscule returns from money-market investments and historically modest returns from longer-dated fixed income investments that have already enjoyed a 30-year bull market. As shown in the table on page 1, those returns have consistently been much lower than those of equities. Additionally, risk aversion has manifested itself through large flows into hedge funds, now with over $2 trillion in assets, that are intended to deliver solid returns with relatively low volatility, despite a high fee structure. Also shown in the table above, average hedge fund returns far underperformed the broad equity market in 2012 just as they did in the entire four-year period following the 2008 financial crisis.

At this writing, we believe a key shift in investor behavior has begun to take shape. Whereas over the past four years $800 billion has flowed into bond mutual funds, while $450 billion flowed out of equity mutual funds, since the end of 2012, sales of fixed-income funds have started to abate while sales of equity funds have increased substantially. While we would not want to predict the dawn of a new bull market, we believe that conditions are firmly in place to change investor psychology toward one that favors equities to a greater extent than fixed income.

## Outlook

As always, challenges and opportunities abound for our company. The most important challenges include strengthening relative investment performance, competing effectively for distribution shelf space in the financial marketplace and developing the people and processes required to deliver timely investments for a changing world.

Understandably, the devastation of the financial markets in 2008–09, the collapse of the housing market, the near-insolvency of the financial system and the unprecedented decline in personal wealth have engendered a "depression mentality" among many individuals. This has affected their outlook for both the economy and the financial markets.

Nonetheless, we believe that the long-term consequences of the massive fiscal and monetary stimulus around the globe, designed to alleviate the economic ills, are starting to be in evidence. Economies are beginning to expand, asset prices are rising and the demand for certain essential resources is beginning to meet or exceed their supply. This is also true of commercial real estate, where there has been little new supply of space, and in the residential market, where the inventory of unsold single-family homes has vastly diminished. A housing recovery is well underway in the U.S. and elsewhere. The auto cycle has also turned, whereby pent-up demand is now translating into rising sales. Emerging markets continue to be the engine driving the global economy. Importantly, the bond bull market may finally be at or near its end, which is likely to reverse the flow of funds back into perceived "riskier" assets. These factors give us confidence that our strategic position is sound and our prospects are promising.



Martin Cohen
Co-Chairman &
Co-Chief Executive Officer



Robert H. Steers
Co-Chairman &
Co-Chief Executive Officer



Joseph M. Harvey
President

# FORM 10-K

## Table of Contents

## UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO



Commission File No. 001-32236

# COHEN & STEERS, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Delaware | 14-1904657 |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| 280 Park Avenue, New York, New York | 10017 |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: (212) 832-3232

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.01 par value | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | | |
|---|---|---|---|---|
| Large Accelerated Filer | ☐ | | Accelerated Filer | ☒ |
| Non Accelerated Filer | ☐ | (Do not check if a smaller reporting company) | Smaller reporting company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of June 30, 2012 was approximately $638 million. There is no non-voting common stock of the Registrant outstanding.

As of March 12, 2013, there were 44,217,661 shares of the Registrant's common stock issued and outstanding.

**Documents Incorporated by Reference**

Portions of the definitive Proxy Statement of Cohen & Steers, Inc. to be filed pursuant to Regulation 14A of the general rules and regulations under the Securities Exchange Act of 1934, as amended, for the 2013 annual meeting of stockholders scheduled to be held on May 8, 2013 ("Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

## PART I

## Item 1. Business

### Overview

Cohen & Steers, Inc. ("CNS"), a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries, is a leading global investment manager focused on global real estate securities, global listed infrastructure, real assets, large cap value stocks and preferred securities. CNS and its subsidiaries are collectively referred to as the "Company," "we," "us" or "our." We also manage alternative investment strategies for qualified investors such as hedged real estate securities portfolios and private real estate strategies. We serve institutional and individual investors around the world.

We completed the initial public offering of our common stock in 2004. Prior to the completion of the initial public offering and pursuant to a reorganization into a holding company structure, CNS became the parent holding company of Cohen & Steers Capital Management, Inc. ("CSCM"), our asset management subsidiary, and together with our direct and indirect subsidiaries, succeeded to the business conducted by CSCM and its subsidiaries since 1986.

Our revenue is derived primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds and investment advisory fees received from institutional accounts. These fees are based on contractually specified percentages of the assets of each client's portfolio. Revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

At December 31, 2012, we managed $45.8 billion in assets - $24.9 billion in 106 institutional account portfolios for institutional investors, $13.0 billion in 14 open-end mutual funds, and $8.0 billion in nine closed-end mutual funds.

The assets we manage increased 11% to $45.8 billion at December 31, 2012 from $41.3 billion at December 31, 2011. Changes in the assets we manage can come from two sources-inflows (or outflows) and market appreciation (or depreciation). The $4.5 billion increase in the assets we managed from 2011 to 2012 was the result of market appreciation of $7.1 billion, partially offset by net outflows of $2.6 billion.

### *Account Types*

We manage three types of accounts: institutional accounts, open-end mutual funds and closed-end mutual funds.

***Institutional Accounts.*** The 106 institutional accounts for which we are the investment adviser represent portfolios of securities we manage for institutional clients. We manage the assets in each institutional account in a manner tailored to the investment preferences of that individual client as defined within each client's individual investment advisory agreement. Our investment advisory agreements with the institutional account clients are generally terminable upon 60 days notice. In the years ended December 31, 2012, 2011 and 2010, investment advisory fees from our institutional accounts totaled approximately $88.6 million, $89.6 million and $62.6 million, respectively, and accounted for 36%, 40% and 37%, respectively, of investment advisory and administrative fee revenue.

Subadvisory assets, which may be sold to retail investors, are included in our institutional account assets. Subadvisory assets represent accounts for which we have been named as a subadviser by the investment adviser to that account. As subadviser, we have responsibility for managing the portfolio's investments, while the investment adviser oversees our performance as subadviser.

***Open-End Mutual Funds.*** The 14 open-end mutual funds for which we are the investment adviser offer and issue new shares continuously as funds are invested and redeem shares when funds are withdrawn. The share price for purchases and redemptions of each of the open-end mutual funds is determined by each fund's net asset value, which is calculated at the end of each business day. The net asset value per share is the current value of a fund's assets less liabilities, divided by the fund's total shares outstanding.

Investment advisory fees for the open-end mutual funds vary based on each fund's investment objective and strategy, fees charged by other comparable mutual funds and the nature of the investors to whom the mutual fund is offered. In addition, we receive a separate fee for providing administrative services to each open-end mutual fund at a rate that is designed to reimburse us for the cost of providing these services. Each of the open-end mutual funds pays us a monthly administration fee based on a percentage of the fund's average assets under management. In the years ended December 31, 2012, 2011 and 2010, investment advisory and administrative fees from our open-end mutual funds totaled approximately

$96.3 million, $78.6 million and $61.1 million, respectively, and accounted for 39%, 35% and 36%, respectively, of investment advisory and administrative fee revenue.

Our investment advisory and administration agreements with the open-end mutual funds are generally terminable upon 60 or fewer days notice, and each investment advisory agreement, including the fees payable thereunder, is subject to annual approval, after the first two years, by the open-end mutual fund's board, as well as by a majority of the directors who are not interested persons, as defined by the Investment Company Act of 1940 (the "Investment Company Act").

***Closed-End Mutual Funds.*** The nine closed-end mutual funds for which we are the investment adviser are registered investment companies that have issued a fixed number of shares through public offerings. These shares are listed on the New York Stock Exchange and cannot be redeemed by their shareholders. The trading price of the shares of a closed-end mutual fund is determined by supply and demand in the marketplace, which means the shares may trade at a premium or discount to the net asset value of the funds.

Investment advisory fees for the closed-end mutual funds vary based on each fund's investment objective and strategy, fees charged by other comparable mutual funds and prevailing market conditions at the time each closed-end mutual fund initially offered its shares to the public. In addition, we receive a separate fee for providing administrative services to seven of the nine closed-end mutual funds at a rate that is designed to reimburse us for the cost of providing these services. For services under the investment advisory and administration agreements, closed-end mutual funds pay us a monthly fee based on a percentage of the fund's average assets under management. In the years ended December 31, 2012, 2011 and 2010, investment advisory and administrative fees from our closed-end mutual funds totaled approximately $59.7 million, $53.8 million and $46.1 million, respectively, and accounted for 24%, 24% and 27%, respectively, of investment advisory and administrative fee revenue.

Each of our investment advisory agreements with a closed-end mutual fund is subject, following the initial two year term, to annual approval by the mutual fund's board of directors, including at least a majority of the independent directors. Our investment advisory and administration agreements with the closed-end mutual funds are generally terminable upon 60 or fewer days' notice.

***Portfolio Consulting and Other Services.*** We provide services in connection with model-based strategies ("MBS") accounts. As portfolio consultant for a number of MBS accounts, we construct portfolios of securities that fulfill the investment objective of the mandate and supply models on a regular basis. As of December 31, 2012, we provided such advisory consulting services to MBS accounts with aggregate assets of $4.5 billion. These assets are not included in the assets we manage.

We maintain two proprietary indices, Cohen & Steers Realty Majors Index ("RMP") and Cohen & Steers Global Realty Majors Index ("GRM"). RMP is the basis for the iShares Cohen & Steers Realty Majors Index Fund ("ICF") sponsored by BlackRock Institutional Trust Company, N.A. GRM is the basis for Cohen & Steers Global Realty Majors Fund ("GRI") sponsored by ALPS Fund Services, Inc. and Claymore Global Real Estate ETF ("CGR") sponsored by Claymore Investments, Inc. We earn a licensing fee based on the funds' assets for the use of our indices, which assets, as of December 31, 2012, were approximately $2.8 billion. These assets are not included in the assets we manage.

As portfolio consultant, we provide several services in connection with investment products such as unit investment trusts ("UITs"). A UIT is a registered investment company that holds a portfolio of securities that generally does not change during the life of the product (generally two to five years) except that the sponsor of the UIT may sell portfolio securities under certain narrowly defined circumstances. As portfolio consultant to a number of UITs, we construct a portfolio of securities that we believe is well suited to satisfy the investment objective of the UIT. We also provide ongoing portfolio monitoring services related to the portfolio. Finally, we provide a license to certain firms to use our name in connection with certain of their investment products. At December 31, 2012, we provided such advisory consulting services to UITs with aggregate assets of $1.3 billion. These assets are not included in the assets we manage.

Our fee schedules for these relationships vary based on the type of services we provide for each relationship.

***Our Investment Process.*** Our investment process is based on fundamental portfolio and company research. Our investment committees and portfolio managers formulate investment strategies that take into account the economy, industry fundamentals and valuation for each of our portfolio strategies. An investment committee oversees the portfolio manager and research team responsible for each of our portfolio strategies. Martin Cohen and Robert H. Steers, our Co-Chairmen and Co-Chief Executive Officers, and Joseph M. Harvey, our president, head our investment committees.

Our research analysts must subject the companies that they cover to a detailed fundamental analysis. They focus on a company's management, business plan, balance sheet, industry position and corporate governance. We also require our research analysts to spend a significant amount of time interacting with and visiting company management, as well as talking to competitors, vendors, analysts and other industry participants. Investment performance is a primary determinant of incentive compensation for our investment professionals.

We have developed valuation models that are unique to each of our portfolio strategies. These models have been shown to be highly effective in identifying relative value. We use our valuation models daily to build and manage portfolios with the strict discipline to which we adhere.

Each of the portfolios that we currently manage adheres to one of the following investment strategies, which may employ leverage:

***U.S. Realty Total Return*** seeks total return by investing in a diversified portfolio of U.S. real estate investment trusts ("REITs") and other real estate securities.

***U.S. Realty Focus*** seeks maximum total return by investing in a concentrated portfolio of U.S. REITs and other real estate securities.

***U.S. Realty Income*** seeks above-average income and capital appreciation by investing primarily in U.S. REITs and opportunistically in non-U.S. real estate securities and REIT preferred securities.

***Global Realty Income*** seeks above-average income and capital appreciation by investing in global real estate securities and REIT preferred securities.

***Global Real Estate Securities*** seeks total return by investing in global real estate securities.

***International Real Estate Securities*** seeks total return by investing in real estate securities of companies based outside the United States.

***European Real Estate Securities*** seeks total return by investing in real estate securities of companies based in Europe.

***Asia Pacific Real Estate Securities*** seeks total return by investing in real estate securities of companies based in Asia and the Pacific Rim.

***Large Cap Value*** seeks total return by investing predominately in large capitalization securities of U.S. based companies with above-average dividend growth.

***REIT Preferred Securities*** seeks current income by investing in preferred securities issued by REITs and other publicly traded real estate companies.

***Preferred Securities*** seeks current income by investing in corporate preferred and other income securities.

***Limited Duration Preferred Securities*** seeks high current income and capital appreciation by investing largely in investment-grade securities with a weighted-average modified duration target of approximately six years or less.

***REIT and Preferred*** seeks current income by investing in a combination of U.S. REITs, other real estate securities and corporate preferred securities.

***Global Listed Infrastructure*** seeks total return by investing in global infrastructure securities.

***Closed-end Opportunity*** seeks total return by investing in the common stock of other closed-end funds.

***Global Income Builder*** seeks total return by investing in the five proprietary strategies used in managing other established Cohen & Steers' portfolios and employs an options overwriting strategy to enhance current income.

***Emerging Market Real Estate Securities*** seeks total return by investing in real estate securities of companies based in developing countries.

***Real Assets*** seeks total return by investing in global real estate securities, natural resource equities, commodities, and portfolio diversifiers.

***Global Real Estate Long-Short*** makes long and short investments in global real estate securities to maximize absolute and risk-adjusted returns with modest volatility.

***Global Private Real Estate Opportunity*** invests in private real estate funds and direct investments, globally, that provide the potential for attractive risk-adjusted returns.

***Our Distribution Network.*** Our distribution network encompasses the major channels in the asset management industry, including large brokerage firms, registered investment advisers and institutional investors. The open-end mutual funds for which we are the investment adviser are available for purchase with and without commissions through full service and discount broker/dealers and the significant networks serving financial advisers. We provide advisory and administration services to our open-end and closed-end mutual funds under the Cohen & Steers brand name.

Our institutional account relationships extend to institutions such as corporate and public pensions, endowments and foundations and insurance funds. As of December 31, 2012, approximately $17.6 billion of our institutional account assets were subadvisory portfolios managed for several mutual funds and variable annuity funds. These funds are sponsored by other financial institutions and are distributed in the United States, Canada, Europe, Australia and Japan.

**Geographic Information**

The table below presents revenue by client domicile for the years ended December 31, 2012, 2011 and 2010 (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States | $ 216,985 | $ 178,105 | $ 146,854 |
| Non - U.S. | | | |
| Japan | 41,243 | 41,632 | 22,219 |
| Other | 15,325 | 17,509 | 14,665 |
| Total | $ 273,553 | $ 237,246 | $ 183,738 |

**Competition**

We face substantial competition in every aspect of our business. Factors affecting our business include brand recognition, business reputation, investment performance, quality of service, and the continuity of client relationships. Fee competition also affects the business, as do compensation, administration, commissions and/or other expenses paid to intermediaries.

Performance and price are the principal methods of competition. Prospective clients and mutual fund shareholders will typically base their decisions on our ability to generate returns that exceed a market index, i.e. our "performance," and on our fees, or "price." Individual mutual fund holders may also base their decision on the ability to access the mutual funds we manage through a particular distribution channel. Institutional account clients are often advised by consultants who may include other factors in their decisions for these clients.

We compete with a large number of global and U.S. investment advisers, commercial banks, broker/dealers, insurance companies and other financial institutions. We are considered a small to mid-sized investment advisory firm. Many competing firms are parts of larger financial services companies and attract business through numerous means including retail bank offices, investment banking and underwriting contacts, insurance agencies and broker/dealers.

More specifically, in the real estate securities investment advisory business we face competition from a variety of competitors. Real estate mutual fund sponsors include: large nationally recognized investment advisory firms that offer a variety of mutual funds across many different asset types; investment advisers that offer mutual funds whose primary investment objective is income; smaller boutique type firms that specialize solely in publicly traded real estate securities and firms that invest directly in real estate. Additionally, a number of financial advisers offer clients the ability to manage separate real estate security portfolios.

The growing acceptance of REITs and other high-income equity securities by both institutional and individual investors has encouraged a number of firms to begin managing income oriented equity securities, and our competitors seek to expand their market share among the same client base that we serve. Financial intermediaries that provide our products to their clients may also provide competing products. Many current and potential competitors have greater brand name recognition and more extensive client bases, which could be to our disadvantage. In addition, our larger competitors have more resources and may have more leverage to expand their distribution channels and capture market share through ongoing business relationships and extensive marketing efforts. Conversely, relative to our larger competitors, we are potentially able to grow our business at a faster rate from a relatively smaller asset base. In addition, we believe we are able to shift resources to respond to changing market conditions more quickly than many larger investment advisory firms.

The open-end mutual funds for which we are the investment adviser face significant competition from other open-end mutual funds, exchange traded funds and other investment companies and hedge funds. They vary both in size and investment philosophy and their shares are offered to the public on a load and no load basis. Advertising, sales promotions, the type and quality of services offered and investment performance influence competition for open-end mutual fund sales.

On an annual basis, investment advisory fees for the mutual funds we manage are subject to approval by the mutual fund board of directors, as well as by a majority of the directors who are not interested persons, as defined by the Investment Company Act. On this basis, we believe that fund fees and expenses, based on the level of services we provide, for the mutual funds for which we are the investment adviser, are consistent with competitor funds.

We also face competition in attracting and retaining qualified employees. The ability to continue to compete effectively in our business depends in part on our ability to compete effectively in the market for investment professionals and other key employees.

**Regulation**

Our business is subject to extensive regulation in the United States at both the federal and state level, as well as by self regulatory organizations (each, a "SRO"). The U.S. Securities and Exchange Commission ("SEC") is responsible for enforcing the U.S. federal securities laws and serves as a supervisory body for all federally registered investment advisers, as well as for national securities exchanges and associations.

CSCM is registered as an investment adviser with the SEC and is subject to the requirements and regulations of the U.S. Investment Advisers Act of 1940 (the "Advisers Act"). Such requirements relate to, among other things, custody, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and advisory clients, conflicts of interest, as well as general anti-fraud prohibitions. Moreover, in our capacity as an investment adviser to mutual funds, we are subject to the Investment Company Act and its rules and regulations. The Investment Company Act regulates the relationship between a mutual fund and its investment adviser and prohibits or severely restricts principal transactions and joint transactions between a mutual fund and its investment adviser and other affiliates. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the Investment Company Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with certain provisions of the Advisers Act, the Investment Company Act or other U.S. federal and state securities laws and regulations could result in investigations, sanctions and reputational damage.

Our trading and investment activities for client accounts are regulated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as the rules of various U.S. and non-U.S. securities exchanges and SROs, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements (e.g., volume limitations, reporting obligations) and market regulation policies in the United States and globally. In addition, we manage or subadvise a variety of investment funds listed on U.S. and non-U.S. exchanges, which are subject to regulation by the SEC or other securities regulators depending on their country of domicile and the rules of such exchanges. Violation of these laws and regulations could result in restrictions on our activities and in damage to our reputation. We manage or subadvise a variety of private pools of capital, including hedge funds. Legislators, regulators, tax authorities and others worldwide continue to explore, on their own and in response to demands from the investment community, increased regulation related to private pools of capital, including changes with respect to investor eligibility, certain limitations on trading activities, marketing activities, the scope of anti-fraud protections and a variety of other matters. We may be adversely affected by new legislation or rule-making or changes in the interpretation or enforcement of existing rules and regulations imposed by various regulators.

The Company manages a variety of private pools of capital, including long-short funds and private equity fund of funds. Congress, regulators, tax authorities and others continue to explore, on their own and in response to demands from the investment community and the public, increased regulation related to private pools of capital, including changes with respect to investor eligibility, certain limitations on trading activities, record-keeping and reporting, the scope of anti-fraud protections, safekeeping of client assets and a variety of other matters. The Company may be materially and adversely affected by new legislation, rule-making or changes in the interpretation or enforcement of existing rules and regulations imposed by various regulators.

CSCM is registered as a commodity pool operator ("CPO") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The CFTC and NFA each administer a comparable regulatory system covering futures contracts and various other financial instruments, including swaps as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "DFA"), in which certain of the Company's clients may invest.

Our subsidiary, Cohen & Steers Securities, LLC ("Securities"), is a broker/dealer. The regulation of broker/dealers has, to a large extent, been delegated by the federal securities laws to SROs, which adopt rules that govern the industry. The Financial Industry Regulatory Authority ("FINRA") is the designated SRO for Securities and conducts periodic examinations of its operations. Broker/dealers are subject to regulations which cover all aspects of the securities business, including sales practices, market making and trading among broker/dealers, use and safekeeping of clients' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Our registered broker/dealer subsidiary is subject to certain net capital requirements under the Exchange Act. The net capital requirements, which specify minimum net capital levels for registered broker/dealers, are designed to measure the financial soundness and liquidity of broker/dealers. In addition, Securities is subject to regulation under the laws of the states and territories in which it is registered to conduct securities or investment advisory business.

We are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated thereunder by the Department of Labor, insofar as we act as a "fiduciary" under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and impose excise taxes for violations of these prohibitions, mandate certain required periodic reporting and disclosures and require us to carry bonds ensuring against losses caused by fraud or dishonesty. ERISA also imposes additional compliance, reporting and operational requirements on us that otherwise are not applicable to non-benefit plan clients.

Our subsidiaries are subject to the USA PATRIOT Act of 2001 (the "PATRIOT Act"), which contains the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The PATRIOT Act contains anti-money laundering measures affecting insured depository institutions, broker/dealers and certain financial institutions. The PATRIOT Act requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. We have established policies and procedures designed to ensure compliance with the PATRIOT Act and the related regulations.

Our subsidiaries, Cohen & Steers Asia Limited, Cohen & Steers UK Limited, and Cohen & Steers Europe S.A. are subject to the laws of Hong Kong, the United Kingdom and Belgium, respectively, and are regulated by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Services Authority, and the Belgium Financial Services and Markets Authority, respectively. They each have developed comprehensive compliance systems in order to satisfy applicable regulatory requirements. Cohen & Steers Europe S.A. and CSCM are also subject to regulations by the Luxembourg Commission de Surveillance de Secteaur Financier. In addition, Cohen & Steers UK Limited and Cohen & Steers Europe S.A. must comply with certain pan-European regulations, including the Markets in Financial Instruments Directive which regulates the provision of investment services throughout the European Economic Area, and the Capital Requirements Directive, which delineates regulatory capital requirements.

The Company's European subsidiaries must comply with the pan-European regulatory regime established by the Markets in Financial Instruments Directive ("MiFID"), which became effective on November 1, 2007 and regulates the provision of investment services and activities throughout the European Economic Area, as well as the Capital Requirements Directive, which delineates regulatory capital requirements. MiFID sets out detailed requirements governing the organization and conduct of business of investment firms and regulated markets. It also includes pre- and post-trade transparency requirements for equity markets and extensive transaction reporting requirements.

The United Kingdom and Belgium have adopted the MiFID rules into national legislation and regulations. A recent review of MiFID by the European Commission has led to the publication of a draft amendment Directive and a draft new Markets in Financial Instruments Regulation. The proposals, if implemented, are likely to result in changes to pre- and post-trade reporting obligations and an expansion of the types of instruments subject to these requirements. They may affect the buying and selling of derivatives by moving most derivative trading onto regulated trading venues and may control the activities of algorithmic trading. The proposals may also result in changes to conduct of business requirements including selling practices, intermediary inducements and client categorization. The proposals also envisage giving the European Commission power to ban certain products and services.

The failure of our internal operations to comply with the applicable regulatory frameworks could have a material adverse effect on us.

**Regulatory Reform**

In July 2010, the DFA was signed into law in the United States. The DFA is expansive in scope and requires the adoption of extensive regulations and numerous regulatory decisions in order to be fully implemented. The continued adoption of these regulations and decisions will in large measure determine the impact of the DFA on the Company and other financial services firms. The DFA may significantly change the Company's operating environment and the financial markets in general in unpredictable ways. It is not possible to predict the ultimate effects that the DFA, or subsequent implementing regulations and decisions, will have upon the Company's business, financial condition, and results of operations. Among the potential impacts, new regulations under the DFA, relating to regulation of swaps and derivatives, may impact the manner by which the Company and its advised funds and accounts use and trade swaps and other derivatives, and may significantly increase the costs of derivatives trading. Similarly, the Company's management of funds and accounts that use and trade swaps and derivatives could be adversely impacted by recently adopted changes to the CFTC regulations. These rule changes include those concerning, among other things, the registration and regulation of commodity pool operators and commodity trading advisors (and the accompanying registration and regulation of such entities by the NFA), the registration status of dealer counterparties and other counterparties who are major participants in the swap markets, and requirements concerning mandatory clearing of certain swap transactions. Jurisdictions outside the United States in which the Company operates are also in the process of devising or considering more pervasive regulation of many elements of the financial services industry, which could have a similar impact on the Company and the broader markets.

The DFA and its regulations, and other new laws or regulations, or changes in enforcement of existing laws or regulations, could materially and adversely impact the scope or profitability of the Company's business activities; require the Company to change certain business practices; divert management's time and attention from the Company's business activities to compliance activities; and expose the Company to additional costs (including compliance and tax costs) and liabilities, as well as reputational harm. For example, the SEC continues to review the distribution fees paid to mutual fund distributors under Rule 12b-1 under the Investment Company Act, which are important to a number of the mutual funds the Company manages. Any changes to 12b-1 fees would alter the way the Company's distribution partners distribute our products. Additionally, the SEC, the Internal Revenue Service ("IRS") and the CFTC each continue to review the use of futures and derivatives by mutual funds, and such reviews could result in regulations that further limit the use of futures and derivatives by mutual funds. If adopted, these limitations could require the Company to change certain mutual fund business practices or to register additional entities with the CFTC, which could result in additional costs and/or restrictions. In addition, the Company will begin reporting certain information about its private funds to the SEC and certain information about a number of its commodity pools to the CFTC, pursuant to systemic risk reporting requirements adopted by both agencies, which have required, and will continue to require, investments in people and systems to assure timely and accurate reporting. Still another example of changes in the regulatory landscape was the IRS' implementation of Foreign Account Tax Compliance Act ("FATCA"). FATCA was enacted in 2010 and is intended to address tax compliance issues associated with U.S. taxpayers with foreign accounts. FATCA requires foreign financial institutions to report to the IRS information about financial accounts held by U.S. taxpayers and imposes withholding, documentation and reporting requirements on foreign financial institutions. Final regulations were issued by the IRS on January 17, 2013, with the earliest effective dates beginning in January 1, 2014. In many instances, however, the precise nature of what needs to be implemented will be governed by bilateral Intergovernmental Agreements ("IGAs") between the United States and the countries in which the Company does business. Many of these IGAs have yet to be concluded. FATCA could cause the Company to incur significant administrative and compliance costs and subject clients to U.S. tax withholding.

Additional legislation, changes in rules promulgated by regulators and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and regulations may directly affect the method of operation and profitability of the Company. The Company's profitability also could be materially and adversely affected by modification of the rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation and electronic commerce.

### Employees

As of December 31, 2012, we had 240 full-time employees. None of our employees are subject to any collective bargaining agreements. We believe we have good relations with our employees.

### Available Information

We file annual, quarterly and current reports, proxy statements and all amendments to these reports and other information with the SEC. We make available free of charge on or through our website at *cohenandsteers.com* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to those reports) as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC, and also make available on our website the charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors, our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive and Senior Financial Officers and our Corporate Governance Guidelines. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the SEC, including our filings, are also available to the public from the SEC's website at *http://www.sec.gov*.

## Item 1A. Risk Factors

### Risks Related to Our Business

**We depend on Martin Cohen and Robert Steers, our Co-Chairmen and Co-Chief Executive Officers, and the loss of their services could have a material adverse effect on us.**

We depend on the efforts of Mr. Cohen and Mr. Steers. Mr. Cohen and Mr. Steers head each of our investment committees with our president, Joseph Harvey, and they oversee the portfolio manager and research teams responsible for each of our portfolio strategies. Although we expect Mr. Cohen and Mr. Steers to continue to act in their current positions, the loss of their services could have a material adverse effect on us.

**Our ability to operate our company effectively could be impaired if we lose, fail to retain or recruit key personnel.**

The market for qualified portfolio managers is extremely competitive. It is imperative for us to add and retain the portfolio managers and investment analysts that form the foundation of our company. However, we may not be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional account clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain institutional account clients, and result in the loss of such accounts. Further, we employ compensation mechanisms involving the use of equity compensation that may not be effective, especially if the market price of our common stock declines. The loss of key personnel or the inability to recruit and retain portfolio managers or marketing personnel could have a material adverse effect on our business.

**A decline in the prices of securities could lead to a decline in revenue and earnings.**

A significant portion of our revenue is derived from the investment advisory and administration fees we receive from our clients. These fees are primarily based on the market value of the assets and, in some cases, performance fees expressed as a percentage of the returns earned on the assets underlying the agreements that govern the fee calculations. Accordingly, a decline in the price of the securities in which we invest on behalf of our clients generally, and real estate securities in particular, could cause our revenue and earnings to decline. For example, the unprecedented turmoil in the global capital markets and in the REIT industry (in particular during 2008 and that extended to the first quarter of 2009) had a significant material adverse effect on the value of the assets we managed and our earnings and revenue, causing our assets under management to decline.

The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events.

Our operating margin may also be adversely affected by our fixed costs and other expenses and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in our assets under management.

**A general decline in the performance of securities in the real estate sector could have an adverse effect on the assets we manage and our revenue.**

As of December 31, 2012, 54% of the assets we managed were concentrated in U.S. real estate common stocks and 15% were concentrated in non-U.S. real estate securities. Real estate securities and real property investments owned by the issuers of real estate securities are subject to varying degrees of risk. The returns from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels, and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, the income and ability of a real estate company to make payments of any interest and principal on debt securities or any dividends on common or preferred stocks will be adversely affected. In addition, real property and loans on real property may be subject to the quality of credit extended and defaults by borrowers and tenants. Real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company may also have joint venture investments in certain properties and, consequently, its ability to control decisions relating to such properties may be limited. Declines in the performance of real estate securities (such as the decline which occurred in the fourth quarter of 2008 and that extended into the first quarter of 2009) could reduce the assets we manage and our revenue.

**Our growth may be constrained by the limited size and number of issuers in the real estate securities market, as well as real estate investment trust ownership restrictions.**

Real estate securities investment continues to play an important role in the overall prospects of our business. Our ability to continue our growth in real estate securities depends in part on growth in the size and number of issuers in the real estate securities market, particularly in the United States. Further, in order for the REITs in which our advisory portfolios invest to continue to qualify as a REIT, not more than 50% in value of the REIT's outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals. To assure that five or fewer individuals do not beneficially own more than 50% in value of the REIT's outstanding capital stock, the REIT's formation documents generally contain restrictions on ownership of the company's outstanding capital stock, common stock, and/or preferred stock which vary from company to company. These ownership limitations may limit the investment size of our advisory portfolios in particular REITs. Due to these constraints, we have in the past and may in the future stop accepting new assets in real estate securities institutional account portfolios in certain strategies and in certain open-end mutual funds. We also may be constrained in our ability to sponsor new closed-end mutual funds that invest primarily or significantly in U.S. real estate securities. Such constraints may impair our ability to increase the assets we manage and our revenue.

**We may have limited ability to raise additional closed-end mutual fund assets to manage.**

Market conditions may preclude us from increasing the assets we manage in closed-end mutual funds. A significant portion of our growth in the assets we manage has resulted from public offerings of the common and preferred shares of closed-end mutual funds. The market conditions for these offerings may not be as favorable now or in the future, which could adversely impact our ability to grow the assets we manage and our revenue.

Certain of the closed-end funds managed by the Company utilize leverage in the form of bank financing, which in the aggregate amount to $2.1 billion as of December 31, 2012.

To the extent the closed-end funds managed by the Company elect or are required by regulation or the terms of the bank financing to reduce leverage and repay the bank financing, the funds may need to liquidate investments, thereby decreasing the Company's assets under management.

**Our clients can withdraw the assets we manage on short notice, making our future client and revenue base unpredictable.**

Our investment advisory and administration agreements are generally terminable upon 60 or fewer days notice. In addition, open-end mutual fund investors may redeem their investments in the mutual funds at any time without prior notice. Moreover, each investment advisory agreement, including the fees payable thereunder, with a mutual fund is subject to annual approval by the mutual fund's board, as well as by a majority of the directors who are not interested persons as defined by the Investment Company Act; such approval may not be granted. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationships with us, reduce the aggregate amount of the assets we manage or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares, increased redemptions of mutual fund shares, and the loss of institutional or individual accounts. Under certain circumstances, stockholder activists may pressure closed-end mutual funds for which we are the investment adviser to tender for their shares, open-end, liquidate or take other actions that may adversely affect the fees we receive from the affected closed-end mutual funds. The decrease in revenue that could result from any such event could have a material adverse effect on our business.

In addition, as required by the Investment Company Act and the Advisers Act, each of our investment advisory agreements automatically terminates upon its "assignment." A sale of a sufficient number of shares of our voting securities could be deemed an "assignment" in certain circumstances. An assignment, actual or constructive, may trigger these termination provisions and may adversely affect our ability to continue managing open-end and closed-end mutual funds and institutional accounts.

**Loss of significant relationship would decrease our revenue.**

At December 31, 2012, our largest institutional account relationship covering numerous strategies and accounts in subadvisory and model-based assignments or products, represented approximately 19% of our total revenue in 2012. Approximately 48% of the institutional account assets we managed and approximately 26% of the total assets we managed was derived from this relationship. Further, approximately 41% of our assets under advisement through a model-based strategy was derived from this relationship. Loss of, or significant withdrawal from, any of these accounts would reduce our revenue. We have, from time to time, lost accounts or had reduction in assets because of decisions by our clients to reallocate their assets to different asset classes, modify their investment strategies or distribution rate for portfolios we subadvise, or move their assets to our competitors. In the future, we could lose accounts under these or other circumstances, such as adverse market conditions or poor investment performance.

**Investment performance could reduce the assets we manage and our revenue and income.**

Success in the asset management business is dependent on investment performance as well as distribution and client service. Relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end mutual funds, and in the loss of separately managed accounts, with corresponding decreases in revenue. Many analysts of the mutual fund business believe that investment performance is the most important factor for the growth of open-end mutual funds. Failure of our investment products to perform well could, therefore, have a material adverse effect on our results of operations and future growth.

**A rise in interest rates could negatively impact our business.**

Our asset management business could be negatively impacted by rising interest rates. An increase in interest rates could cause the price of certain REITs and other securities in our clients' portfolios to decline. In addition, an increase in interest rates could negatively impact net flows into open-end mutual funds and institutional accounts and our ability to offer new closed-end mutual funds. These events would negatively affect our revenue and net income.

**The inability to access clients through intermediaries could have a material adverse effect on our business.**

Our ability to distribute mutual funds and subadvisory services is highly dependent on access to the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators and other intermediaries which generally offer competing investment products. To a lesser extent, our institutional account asset management business depends on recommendations by consultants, financial planners and other professional advisers, as well as our existing clients. We may not be able to continue to gain access to these channels. The inability to have this access could have a material adverse effect on our business.

A significant portion of the growth in the mutual fund assets we manage in recent years has been accessed through intermediaries. Loss of any of these distribution channels, and the inability to access clients through new distribution channels, could adversely affect our results of operations and business prospects.

**Fee pressures could reduce our revenue and profitability.**

There has been a trend toward lower fees in some segments of the asset management business. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. In addition, the SEC has adopted rules that are designed to improve mutual fund corporate governance. These rules could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, we may not be able to maintain our current fee structure or take advantage of scheduled fee increases. Fee reductions on existing or future new business would have an adverse impact on our revenue and profitability.

**Our business strategy may not be successful.**

Our business strategy involves diversifying our asset management business to include products and services outside the U.S. real estate securities area. This has entailed hiring additional portfolio managers in areas in which we do not have significant prior experience, including the global real estate long-short and multimanager strategies, opening offices both within and outside the United States, and hiring subadvisers to manage portions of our sponsored funds. In the future, it may entail acquiring other asset management firms.

We may not be successful in locating and hiring or acquiring such portfolio managers or asset management firms and any such hiring activity or acquisitions may not be successful. In addition, our business prospects and future growth are subject to our ability to successfully manage multiple offices and navigate legal and regulatory systems outside the United States. Furthermore, a change in the current tax treatment of dividends could adversely impact our business strategy.

**We could suffer losses in earnings or revenue if our reputation is harmed.**

. Our reputation is important to the success of our business. We believe that the Cohen & Steers brand has been, and continues to be, well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our reputation is harmed, existing clients may reduce amounts held in, or withdraw entirely from, funds that we advise, or funds may terminate their management agreements with us, which could reduce the amount of assets under management and cause us to suffer a corresponding loss in earnings or revenue. Moreover, reputational harm may cause us to lose current employees and we may be unable to continue to attract new ones with similar qualifications, motivations or skills. If we fail to address, or appear to fail to address, successfully and promptly the underlying causes of any reputational harm, we may be unsuccessful in repairing any existing harm to our reputation and our future business prospects would likely be affected.

**Failure to comply with client contractual requirements and/or guidelines could result in damage awards against the Company and loss of revenue due to client terminations.**

When clients retain the Company to manage assets or provide products or services on their behalf, they specify guidelines or contractual requirements that the Company is required to observe in the provision of its services. A failure to comply with these guidelines or contractual requirements could result in damage to the Company's reputation or in its clients seeking to recover losses, withdrawing their funds or terminating their contracts, any of which could cause the Company's revenue and earnings to decline.

**The soundness of other financial institutions could adversely affect our business.**

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Cohen & Steers, and the funds and accounts that it manages, have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry. Many of these transactions expose Cohen & Steers or the funds and accounts that it manages to credit risk in the event of default of its counterparty or client. There is no assurance that any such losses would not materially and adversely impact our revenue and earnings.

**Expansion into international markets and new products and services increases our operational, regulatory and other risks.**

We have increased and expanded our product offerings and international business activities over the past several years, including the management of global real estate long-short and multimanager strategies. As a result of such expansion, we face increased operational, regulatory, compliance, reputation and foreign exchange rate risks. The failure of our compliance and internal control systems to properly mitigate such additional risks, or of our operating infrastructure to support such international expansion, could result in operational failures and regulatory fines or sanctions.

**Regulations restricting the use of "soft dollars" could result in an increase of our expenses.**

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker/dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive "soft dollar credits" from broker/dealers that have the effect of defraying certain of our expenses. If the ability of asset managers to use "soft dollars" were reduced or eliminated our operating expenses would potentially have increased by approximately $6.3 million in 2012. We would expect a similar increase in operating expenses for future periods if the use of "soft dollars" was eliminated or significantly reduced.

**The asset management industry is intensely competitive.**

Our funds and institutional accounts compete against an ever-increasing number of investment products and services sold to the public by investment management companies, investment dealers, banks, insurance companies and others. Many institutions competing with us have greater resources than we do. We compete with other providers of investment products on the basis of the products offered, the investment performance of such products, quality of service, fees charged, the level and type of financial intermediary compensation, the manner in which such products are marketed and distributed, our reputation and the services provided to investors. In addition, our ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms, which generally offer competing internally and externally managed investment products which could limit the distribution of our investment products. There can be no assurance that we will be able to retain access to these channels. The inability to have such access could have a material adverse effect on our business. To the extent that existing or potential customers, including securities broker/dealers, decide to invest in or broaden distribution relationships with our competitors, the sales of our products as well as our market share, revenue and net income could decline.

**Failure to maintain adequate infrastructure could impede our ability to support business growth.**

We continue to experience significant growth in our business activities, both domestically and internationally. We must maintain adequate infrastructure to support this growth, including technological capacity, data centers, backup facilities and sufficient space for expanding staff levels. The failure to maintain an infrastructure commensurate with our expansion, particularly our international expansion, could impede our growth.

**Failure to implement effective information and cyber security policies, procedures and capabilities could disrupt operations and cause financial losses that could result in a decrease in Cohen & Steers' earnings or stock price.**

We are dependent on the effectiveness of its information and cyber security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that reside on or are transmitted through them. An externally caused information security incident, such as a hacker attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential client or competitive information and could result in material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could cause a decline in our earnings or stock price.

**The failure of a key vendor to the Company to fulfill its obligations could have a material adverse effect on the Company and its products.**

We depend on a number of key vendors for various fund administration, accounting, custody and transfer agent roles and other operational needs. The failure or inability of the Company to diversify its sources for key services or the failure of any key vendors to fulfill their obligations could lead to operational issues for the Company and in certain products, which could result in financial losses for the Company and its clients.

**Risks Related to Our Common Stock**

**We are controlled by Mr. Cohen and Mr. Steers, whose interests may differ from those of other stockholders.**

Our principals, Mr. Cohen and Mr. Steers, beneficially own, in the aggregate, approximately 54% of our common stock as of March 8, 2013. As long as Mr. Cohen and Mr. Steers control a majority of the common stock, they will have the ability to, among other things:

- elect all of the members of our board of directors and thereby control our management and affairs;
- determine the outcome of matters submitted to a vote of our stockholders for approval; and
- preclude any unsolicited acquisition of us and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares.

The interests of our principals could differ from those of other stockholders in instances where, for example, our principals' compensation is being determined or where an unsolicited acquisition of us could result in a change in our management.

**Sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.**

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our principals, who directly or indirectly own, in the aggregate, 23,743,081 shares of our common stock as of March 8, 2013, may sell shares of our common stock, subject to the securities laws restrictions on sales by affiliates. We granted our principals and two trusts benefiting their families, their affiliates and certain of their transferees the right to require us to register under the Securities Act of 1933, as amended (the "Securities Act"), shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them under certain circumstances.

In September 2012, a registration statement that covered resales of an aggregate of 12,000,000 shares owned by Messrs. Cohen and Steers and 10,000,000 primary shares which may be offered and sold by us, was declared effective by the SEC. Although there are no current plans to issue new shares, upon expiration of this registration statement in September 2015, we currently plan to file another registration statement covering the sale or re-sale of shares of our common stock.

**Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.**

Our certificate of incorporation may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock. In addition, provisions of the Delaware General Corporation Law restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

**Legal and Regulatory Risks**

**We are subject to extensive regulation in the United States and internationally.**

Our business is subject to extensive regulation in the United States and around the world. See the discussion under "Item 1 - Business - Regulation." Violation of applicable laws or regulations could result in fines, temporary or permanent prohibition of the engagement in certain activities, reputational harm and related client terminations, suspensions of personnel or revocation of their licenses, suspension or termination of investment adviser or broker-dealer registrations, or other sanctions, which could have a material adverse effect on our reputation, business, results of operations or financial condition and cause our earnings or stock price to decline.

**We may be adversely impacted by legal and regulatory changes in the United States and internationally.**

As previously mentioned, in July 2010, the DFA was signed into law. The DFA is expansive in scope and requires the adoption of extensive regulations and numerous regulatory decisions in order to be implemented. The adoption of these regulations and decisions will in large measure determine the impact of the DFA on the Company. We are continuing to review the impact of the legislation and related rule-making will have on our business, financial condition and results of operations.

The business impact of the DFA and its regulations, and other new laws or regulations, including those affecting money market funds, or changes in enforcement of existing laws or regulations in the United States or internationally, could adversely impact the scope or profitability of our business activities, could require us to change certain business practices and could expose us to additional costs (including compliance and tax costs).

Further, regulations under the DFA relating to regulation of swaps and derivatives could impact the manner by which Company-advised funds and accounts use and trade swaps and other derivatives, and could significantly increase the costs of derivatives trading conducted by the Company on behalf of its clients. We will also need to build new compliance mechanisms to monitor compliance with SEC and CFTC rules concerning, among other things, the registration and regulation of commodity pool operators (and the accompanying registration and regulation of such entities by the NFA), the registration status of dealer counterparties and other counterparties who are major swap participants in the swap markets, and requirements concerning mandatory clearing of certain swap transactions. The Company, on behalf of its clients, is also preparing for mandated central clearing of swaps and mandated trading venue requirements.

In addition, the Company will begin reporting certain information about its private funds to the SEC and certain information about a number of its commodity pools to the CFTC, pursuant to systemic risk reporting requirements adopted by both agencies, which have required, and will continue to require, investments in people and systems to assure timely and accurate reporting.

The SEC, the Internal Revenue Service and the CFTC each continue to review the use of futures and derivatives by mutual funds, which could result in regulations that further limit the use of futures and derivatives by mutual funds. If adopted, these limitations could require the Company to change certain mutual fund business practices or to register additional entities with the CFTC, which could result in additional costs and/or restrictions.

In addition, in the aftermath of the financial crisis, the European Commission set out a detailed plan for European Union financial reform, outlining a number of initiatives to be reflected in new or updated directives, regulations and recommendations of which the review of MiFID was a part. These, together with the changes contemplated by the Alternative Investment Fund Managers Directive, will have direct and indirect effects on our operations in the European Economic Area, including increased compliance, disclosure and other obligations, which could impact our ability to expand in these markets.

The foregoing regulatory changes, and other reforms globally, could also lead to business disruptions, could adversely impact the value of assets in which the Company has invested on behalf of clients and/or via seed or co-investments, and, to the extent the regulations strictly control the activities of financial services firms, could make it more difficult for the Company to conduct certain business activities or distinguish itself from competitors. See "Item 1 - Business - Regulation" above for additional information regarding certain laws and regulations that affect the Company's business.

**Failure to comply with the Advisers Act and the Investment Company Act and related regulations could result in substantial harm to our reputation and results of operations.**

Certain of our subsidiaries are registered with the SEC under the Advisers Act and the Company's U.S. mutual funds are registered with the SEC under the Investment Company Act. The Advisers Act imposes numerous obligations and fiduciary duties on registered investment advisers, including record-keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as additional detailed operational and compliance requirements, on investment advisers to registered investment companies. The failure of any of the relevant subsidiaries to comply with the Advisers Act or the Investment Company Act could cause the SEC to institute proceedings and impose sanctions for violations of either of these acts, including censure, termination of an investment adviser's registration or prohibition to serve as adviser to SEC-registered funds, and could lead to litigation by investors in those funds or harm to the Company's reputation, any of which could cause its earnings or stock price to decline.

**Failure to comply with ERISA regulations could result in penalties and cause the Company's earnings or stock price to decline.**

The Company is subject to ERISA and to regulations promulgated thereunder, insofar as we act as a "fiduciary" under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose duties on persons who are fiduciaries under ERISA, prohibit specified transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. The failure of any of the relevant subsidiaries to comply with these requirements could result in significant penalties that could reduce the Company's earnings or cause its stock price to decline.

**Legal proceedings could adversely affect operating results, financial condition and cash flows for a particular period.**

Many aspects of our business involve substantial risks of legal liability. The Company has in the past been named as a defendant in litigation arising in connection with our business activities. From time to time, we receive subpoenas or other requests for information from various U.S. and non-U.S. governmental and regulatory authorities in connection with certain industry-wide, company-specific or other investigations or proceedings. Additionally, certain of the investment funds that the Company manages are subject to lawsuits, any of which could potentially harm the investment returns of the applicable fund or result in the Company being liable to the funds for any resulting damages.

## Item 1B. Unresolved Staff Comments

The Company has no unresolved SEC comments.

## Item 2. Properties

Our principal executive offices are located in leased office space at 280 Park Avenue, New York, New York. In addition, we have leased office space in London, Brussels, Hong Kong, Tokyo and Seattle.

### Item 3. Legal Proceedings

From time to time, we are involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that we believe could have a material effect on our business or financial condition. From time to time, the Company receives subpoenas or other requests for information from various U.S. federal, state governmental and domestic and international regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is the Company's policy to cooperate fully with such inquiries.

### Item 4. Mine Safety Disclosures

Not applicable.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange ("NYSE") and is traded under the symbol "CNS." As of March 6, 2013, there were 29 holders of record of our common stock. Common stockholders include institutional and omnibus accounts that hold common stock for numerous underlying investors. The closing sale price of our common stock on March 6, 2013 was $34.66 per share.

The declaration and payment of dividends to holders of our common stock by us, if any, are subject to the discretion of our board of directors. Our board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors may consider to be relevant. On March 13, 2013, we declared a quarterly cash dividend on our common stock in the amount of $0.20 per share.

The following table sets forth, for the periods indicated, the high and low reported sale prices and dividends declared per share for our common stock as reported on the NYSE:

| Three Months Ended 2012 | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| High price | $ 35.00 | $ 35.83 | $ 38.00 | $ 31.72 |
| Low price | $ 29.28 | $ 29.90 | $ 29.56 | $ 26.84 |
| Closing price | $ 31.90 | $ 34.51 | $ 29.62 | $ 30.47 |
| Cash dividend declared per share | $ 0.18 | $ 0.18 | $ 0.18 | $ 1.68 * |

| Three Months Ended 2011 | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| High price | $ 30.15 | $ 33.82 | $ 40.93 | $ 29.90 |
| Low price | $ 24.63 | $ 27.56 | $ 28.45 | $ 23.79 |
| Closing price | $ 29.68 | $ 33.15 | $ 28.75 | $ 28.90 |
| Cash dividend declared per share | $ 0.15 | $ 0.15 | $ 1.15 * | $ 0.15 |

* The Company declared special extraordinary dividends in the amount of $1.50 and $1.00 per share, respectively, on November 7, 2012 and August 4, 2011.

During the three months ended December 31, 2012, we made the following purchases of our equity securities that are registered pursuant to Section 12(b) of the Exchange Act:

| Period | Total Number of Shares Purchased (1) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 through October 31, 2012 | 234 | $ 29.38 | — | — |
| November 1 through November 30, 2012 | — | $ — | — | — |
| December 1 through December 31, 2012 | — | $ — | — | — |
| Total | 234 | $ 29.38 | — | — |

(1) Purchases made by us to satisfy income tax withholding obligations of certain employees.

During the fiscal year ended December 31, 2012, we did not sell any equity securities that were not registered under the Securities Act.

## Item 6. Selected Financial Data

The selected consolidated financial data, together with other information presented below, should be read in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

**Selected Consolidated Financial and Other Data**

| *($ in thousands, except per share data)* | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Consolidated Statements of Operations | | | | | |
| Total revenue | $ 273,553 | $ 237,246 | $ 183,738 | $ 123,553 | $ 185,830 |
| Total expenses | 177,121 (6) | 150,242 | 130,952 (5) | 105,990 | 132,537 (2) |
| **Operating income** | 96,432 | 87,004 | 52,786 | 17,563 | 53,293 |
| Total non-operating income (loss) | 7,871 | (143) | 12,708 (4) | (13,409) (3) | (7,413) (1) |
| Income from continuing operations before provision for income taxes | 104,303 | 86,861 | 65,494 | 4,154 | 45,880 |
| Provision for income taxes | 36,407 | 32,584 | 19,089 | 4,490 | 20,822 |
| Income (loss) from continuing operations | $ 67,896 | $ 54,277 | $ 46,405 | $ (336) | $ 25,058 |
| Loss from discontinued operations, net of tax | — | — | — | — | (6,997) |
| Net income (loss) | $ 67,896 | $ 54,277 | $ 46,405 | $ (336) | $ 18,061 |
| Less: Net (income) loss attributable to redeemable noncontrolling interest | (1,779) | 30 | (8) | (1,374) | — |
| **Net income (loss) attributable to common shareholders** | $ 66,117 | $ 54,307 | $ 46,397 | $ (1,710) | $ 18,061 |
| **Earnings per share data-Basic** | | | | | |
| Income (loss) from continuing operations attributable to common shareholders | $ 1.51 | $ 1.26 | $ 1.09 | $ (0.04) | $ 0.60 |
| Loss from discontinued operations, net of tax, attributable to common shareholders | $ — | $ — | $ — | $ — | $ (0.17) |
| **Net income (loss) attributable to common shareholders** | $ 1.51 | $ 1.26 | $ 1.09 | $ (0.04) | $ 0.43 |
| **Earnings per share data-Diluted** | | | | | |
| Income (loss) from continuing operations attributable to common shareholders | $ 1.49 | $ 1.23 | $ 1.07 | $ (0.04) | $ 0.60 |
| Loss from discontinued operations, net of tax, attributable to common shareholders | $ — | $ — | $ — | $ — | $ (0.17) |
| **Net income (loss) attributable to common shareholders** | $ 1.49 | $ 1.23 | $ 1.07 | $ (0.04) | $ 0.43 |
| Cash dividends declared per share | $ 2.22 | $ 1.60 | $ 2.40 | $ 0.20 | $ 0.76 |
| Consolidated Statements of Financial Condition | | | | | |
| Cash and cash equivalents | $ 95,412 | $ 127,824 | $ 136,191 | $ 153,002 | $ 121,857 |
| Securities owned | 97,155 | 25,304 | — | 17,621 | 19,070 |
| Equity investments | 8,106 | 7,868 | 43,979 | 10,842 | — |
| Investments, available-for-sale | 25,322 | 27,133 | 16,954 | 45,758 | 44,845 |
| Total assets | 337,315 | 286,233 | 277,586 | 328,711 | 286,122 |
| Total liabilities | 67,547 | 50,925 | 44,221 | 40,376 | 41,180 |
| Total stockholders' equity | 216,580 | 230,512 | 233,365 | 284,869 | 244,942 |
| **Other Financial Data ($ in Millions)** | | | | | |
| Assets under management (AUM) by account type: | | | | | |
| Institutional accounts | $ 24,850 | $ 25,380 | $ 19,625 | $ 12,954 | $ 6,544 |
| Open-end mutual funds | 12,962 | 9,619 | 8,484 | 6,285 | 4,280 |
| Closed-end mutual funds | 7,985 | 6,285 | 6,353 | 5,546 | 4,278 |
| **Total AUM** | $ 45,797 | $ 41,284 | $ 34,462 | $ 24,785 | $ 15,102 |

(1) Includes $10.8 million expense associated with losses recorded on investments, available-for-sale.

(2) Includes $3.7 million of impairment charges associated primarily with previously acquired intangible assets and $1.9 million severance expense and other employee related costs.

(3) Includes $32.3 million expense resulting from the impairment of available-for-sale securities.

(4) Includes $6.8 million gain due to recoveries on the sale of previously impaired securities.
(5) Includes $4.1 million expense associated with the offering of a closed-end mutual fund.
(6) Includes $15.7 million expense associated primarily with the offering of a closed-end mutual fund.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This report and other documents filed by us contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "may," "should," "seeks," "predicts," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described in Item 1A. Risk Factors of this Annual Report on Form 10-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

### Overview

Cohen & Steers, Inc. ("CNS"), a Delaware corporation formed in 2004, and its subsidiaries are collectively referred to as the "Company," "we," "us" or "our."

We are a leading global investment manager focused on global real estate securities, global listed infrastructure, real assets, large cap value stocks and preferred securities. We also manage alternative investment strategies for qualified investors such as hedged real estate securities portfolios and private real estate strategies. We serve institutional and individual investors around the world.

### Assets Under Management

We manage three types of accounts: institutional accounts, open-end mutual funds and closed-end mutual funds.

The following table sets forth information regarding the net flows and appreciation/(depreciation) of assets under management for the years presented (in millions):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Institutional Accounts** | | | |
| **Assets under management, beginning of period** | $ 25,380 | $ 19,625 | $ 12,954 |
| Inflows | 2,113 | 9,841 | 6,116 |
| Outflows | (7,186) | (3,802) | (2,327) |
| Net (outflows) inflows | (5,073) | 6,039 | 3,789 |
| Market appreciation (depreciation) | 4,543 | (284) | 2,882 |
| Total (decrease) increase | (530) | 5,755 | 6,671 |
| **Assets under management, end of period** | $ 24,850 | $ 25,380 | $ 19,625 |
| **Average assets under management for period** | $ 25,284 | $ 24,175 | $ 15,690 |
| **Open-End Mutual Funds** | | | |
| **Assets under management, beginning of period** | $ 9,619 | $ 8,484 | $ 6,285 |
| Inflows | 5,149 | 4,278 | 2,915 |
| Outflows | (3,669) | (2,991) | (2,117) |
| Net inflows | 1,480 | 1,287 | 798 |
| Market appreciation (depreciation) | 1,863 | (152) | 1,401 |
| Total increase | 3,343 | 1,135 | 2,199 |
| **Assets under management, end of period** | $ 12,962 | $ 9,619 | $ 8,484 |
| **Average assets under management for period** | $ 11,798 | $ 9,342 | $ 6,984 |
| **Closed-End Mutual Funds** | | | |
| **Assets under management, beginning of period** | $ 6,285 | $ 6,353 | $ 5,546 |
| Inflows | 1,004 | 153 | 340 |
| Outflows | — | (59) | (79) |
| Net inflows | 1,004 | 94 | 261 |
| Market appreciation (depreciation) | 696 | (162) | 546 |
| Total increase (decrease) | 1,700 | (68) | 807 |
| **Assets under management, end of period** | $ 7,985 | $ 6,285 | $ 6,353 |
| **Average assets under management for period** | $ 7,096 | $ 6,522 | $ 5,754 |
| **Total** | | | |
| **Assets under management, beginning of period** | $ 41,284 | $ 34,462 | $ 24,785 |
| Inflows | 8,266 | 14,272 | 9,371 |
| Outflows | (10,855) | (6,852) | (4,523) |
| Net (outflows) inflows | (2,589) | 7,420 | 4,848 |
| Market appreciation (depreciation) | 7,102 | (598) | 4,829 |
| Total increase | 4,513 | 6,822 | 9,677 |
| **Assets under management, end of period** | $ 45,797 | $ 41,284 | $ 34,462 |
| **Average assets under management for period** | $ 44,178 | $ 40,039 | $ 28,428 |

Assets under management were $45.8 billion at December 31, 2012, a 11% increase from $41.3 billion at December 31, 2011 and an increase of 33% from $34.5 billion at December 31, 2010. The increase in assets under management from December 31, 2011 was due to market appreciation of $7.1 billion, partially offset by net outflows of $2.6 billion, primarily from global/international real estate strategies associated with subadvisory relationships.

A significant majority of our revenue, approximately 89%, 94% and 92% in the years ended December 31, 2012, 2011 and 2010, respectively, was derived by providing asset management services to institutional accounts and our sponsored open-end and closed-end mutual funds. This revenue is earned pursuant to the terms of the underlying advisory contract, and is based on a contractual investment advisory fee generally applied to the average assets under management in the client's portfolio.

Average assets under management were $44.2 billion in the year ended December 31, 2012, a 10% increase from $40.0 billion in the year ended December 31, 2011 and a 55% increase from $28.4 billion in the year ended December 31, 2010.

*Institutional accounts*

Institutional account assets under management were $24.9 billion at December 31, 2012, compared with $25.4 billion at December 31, 2011 and $19.6 billion at December 31, 2010. The decrease in assets under management from December 31, 2011 was attributable net outflows $5.1 billion, primarily from global/international real estate strategies associated with subadvisory relationships, largely offset by market appreciation of $4.5 billion. The increase in assets under management during 2011 was attributable to net inflows of $6.0 billion, primarily from subadvisory relationships into U.S. real estate strategies, partially offset by market depreciation of $284 million. The increase in assets under management during 2010 was attributable to net inflows of $3.8 billion and market appreciation of $2.9 billion.

Average assets under management for institutional accounts were $25.3 billion in the year ended December 31, 2012, an increase of 5% from $24.2 billion in the year ended December 31, 2011 and an increase of 61% from $15.7 billion in the year ended December 31, 2010.

Institutional accounts had net outflows of $5.1 billion in the year ended December 31, 2012, compared with net inflows of $6.0 billion in the year ended December 31, 2011 and $3.8 billion in the year ended December 31, 2010. Gross inflows were $2.1 billion in the year ended December 31, 2012, compared with $9.8 billion in the year ended December 31, 2011 and $6.1 billion in the year ended December 31, 2010. Gross outflows totaled $7.2 billion in the year ended December 31, 2012, compared with $3.8 billion in the year ended December 31, 2011 and $2.3 billion in the year ended December 31, 2010.

Market appreciation was $4.5 billion in the year ended December 31, 2012, compared with market depreciation of $284 million in the year ended December 31, 2011 and market appreciation of $2.9 billion in the year ended December 31, 2010.

*Open-end mutual funds*

Open-end mutual fund assets under management were $13.0 billion at December 31, 2012, compared with $9.6 billion at December 31, 2011 and $8.5 billion at December 31, 2010. The increase in assets under management from December 31, 2011 was attributable to market appreciation of $1.9 billion and net inflows of $1.5 billion, primarily from U.S. real estate and preferred securities strategies. The increase in assets under management during 2011 was attributable to net inflows of $1.3 billion, partially offset by market depreciation of $152 million. The increase in assets under management during 2010 was attributable to market appreciation of $1.4 billion and net inflows of $798 million.

Average assets under management for open-end mutual funds were $11.8 billion in the year ended December 31, 2012, an increase of 26% from $9.3 billion in the year ended December 31, 2011 and an increase of 69% from $7.0 billion in the year ended December 31, 2010.

Net inflows for open-end mutual funds were $1.5 billion in the year ended December 31, 2012, compared with $1.3 billion in the year ended December 31, 2011 and $798 million in the year ended December 31, 2010. Gross inflows were $5.1 billion in the year ended December 31, 2012, compared with $4.3 billion in the year ended December 31, 2011 and $2.9 billion in the year ended December 31, 2010. Gross outflows totaled $3.7 billion in the year ended December 31, 2012, compared with $3.0 billion in the year ended December 31, 2011 and $2.1 billion in the year ended December 31, 2010.

Market appreciation was $1.9 billion in the year ended December 31, 2012, compared with market depreciation of $152 million in the year ended December 31, 2011 and market appreciation of $1.4 billion in the year ended December 31, 2010.

*Closed-end mutual funds*

Closed-end mutual fund assets under management were $8.0 billion at December 31, 2012, compared with $6.3 billion at December 31, 2011 and $6.4 billion at December 31, 2010. The increase in assets under management from December 31, 2011 was attributable to inflows of $1.0 billion from the launch of Cohen & Steers Limited Duration Preferred and Income Fund, Inc. ("LDP") and market appreciation of $696 million. The decrease in assets under management during 2011 was attributable to market depreciation of $162 million, partially offset by net inflows of $94 million, through an increase in the use of the funds' credit facilities. The increase in assets under management during 2010 was primarily attributable to market appreciation of $546 million and net inflows of $261 million, primarily due to the launch of Cohen & Steers Select Preferred and Income Fund, Inc. ("PSF") during the fourth quarter of 2010.

Average assets under management for closed-end mutual funds were $7.1 billion in the year ended December 31, 2012, an increase of 9% from $6.5 billion in the year ended December 31, 2011 and an increase of 23% from $5.8 billion in the year ended December 31, 2010.

Closed-end mutual funds had inflows of $1.0 billion, from the launch of LDP, in the year ended December 31, 2012, compared with net inflows of $94 million, through an increase in the use of the funds' credit facilities, in the year ended December 31, 2011 and net inflows of $261 million, from the launch of PSF, in the year ended December 31, 2010.

Market appreciation was $696 million in the year ended December 31, 2012, compared with market depreciation of $162 million in the year ended December 31, 2011 and market appreciation of $546 million in the year ended December 31, 2010.

**Results of Operations**

| *(in thousands)* | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Results of operations** | | | |
| Total revenue | $ 273,553 | $ 237,246 | $ 183,738 |
| Total expenses | 177,121 | 150,242 | 130,952 |
| Total non-operating income (loss) | 7,871 | (143) | 12,708 |
| Income before provision for income taxes | $ 104,303 | $ 86,861 | $ 65,494 |

**2012 Compared With 2011**

*Revenue*

Revenue increased 15% to $273.6 million in the year ended December 31, 2012 from $237.2 million in the year ended December 31, 2011. This increase was primarily attributable to higher investment advisory and administration fees resulting from higher average assets under management, which were due to market appreciation of $7.1 billion, partially offset by net outflows of $2.6 billion, primarily from global/international real estate strategies associated with subadvisory relationships, and higher portfolio consulting and other revenue attributable to higher average assets under advisement from model-based strategies. Average assets under management in the year ended December 31, 2012 were $44.2 billion compared with $40.0 billion in the year ended December 31, 2011. Investment advisory and administration fees increased 10% to $244.5 million in the year ended December 31, 2012, compared with $221.9 million in the year ended December 31, 2011.

In the year ended December 31, 2012, total investment advisory and administration revenue from institutional accounts decreased 1% to $88.6 million from $89.6 million in the year ended December 31, 2011. The decrease in institutional account revenue was attributable to a lower effective fee rate, partially offset by higher average assets under management. Average assets under management for institutional accounts in the year ended December 31, 2012 were $25.3 billion compared with $24.2 billion in the year ended December 31, 2011.

In the year ended December 31, 2012, total investment advisory and administration revenue from open-end mutual funds increased 23% to $96.3 million from $78.6 million in the year ended December 31, 2011. The increase in open-end mutual fund revenue was attributable to higher average assets under management resulting from market appreciation of $1.9 billion and net inflows of $1.5 billion in 2012. Average assets under management for open-end mutual funds in the year ended December 31, 2012 were $11.8 billion compared with $9.3 billion in the year ended December 31, 2011.

In the year ended December 31, 2012, total investment advisory and administration revenue from closed-end mutual funds increased 11% to $59.7 million from $53.8 million in the year ended December 31, 2011. The increase in closed-end mutual fund revenue was attributable to higher average assets under management in 2012 resulting from the launch of LDP. Average assets under management for closed-end mutual funds in the year ended December 31, 2012 were $7.1 billion compared with $6.5 billion in the year ended December 31, 2011.

Distribution and service fee revenue increased 17% to $11.3 million in the year ended December 31, 2012 from $9.7 million in the year ended December 31, 2011. This increase in distribution and service fee revenue was primarily due to higher levels of average assets under management in 2012.

Portfolio consulting and other revenue increased 213% to $17.7 million in the year ended December 31, 2012 from $5.6 million in the year ended December 31, 2011. The increase was due to higher portfolio consulting fees resulting from higher assets under advisement, primarily attributable to model-based strategies in the year ended December 31, 2012.

*Expenses*

Total operating expenses increased 18% to $177.1 million in the year ended December 31, 2012 from $150.2 million in the year ended December 31, 2011, primarily due to increases in employee compensation and benefits of $4.1 million, distribution and service fees of $17.4 million and general and administrative expenses of $4.2 million.

Employee compensation and benefits increased 5% to $88.5 million in the year ended December 31, 2012 from $84.4 million in the year ended December 31, 2011. This increase was primarily due to higher incentive bonus and production compensation, net of deferrals, of approximately $2.8 million and higher salary expenses of approximately $691,000.

Distribution and service fee expenses increased 73% to $41.3 million in the year ended December 31, 2012 from $23.9 million in the year ended December 31, 2011. The 2012 results included approximately $14.4 million of distribution costs associated with the launch of LDP. After adjusting for these costs, distribution and service fee expenses would have been $26.9 million in the year ended December 31, 2012. The increase was primarily due to higher average assets under management in certain of our open-end no-load mutual funds.

General and administrative expenses increased 12% to $39.4 million in the year ended December 31, 2012 from $35.2 million in the year ended December 31, 2011. The increase was primarily due to higher professional fees of approximately $1.5 million, higher rent of approximately $1.4 million resulting from the extension of the lease for our corporate headquarters in New York City, higher marketing and printing costs of approximately $677,000 and higher information technology costs of approximately $536,000 resulting from upgrades made to our infrastructure, including application development.

*Non-operating Income*

Non-operating income was $7.9 million in the year ended December 31, 2012, compared with non-operating loss of $143,000 in the year ended December 31, 2011. The increase was primarily attributable to income from our seed investments.

*Income Taxes*

We recorded an income tax expense of $36.4 million in the year ended December 31, 2012, compared with $32.6 million in the year ended December 31, 2011. The provision for income taxes in the year ended December 31, 2012 included U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 35.5%, which included discrete items, the most significant of which was attributable to the offering costs for LDP. Excluding the discrete items, the effective tax rate for the year ended December 31, 2012 was approximately 36%. The effective tax rate for the year ended December 31, 2011 was approximately 38%.

**2011 Compared With 2010**

*Revenue*

Revenue increased 29% to $237.2 million in the year ended December 31, 2011 from $183.7 million in the year ended December 31, 2010. This increase was primarily attributable to higher investment advisory and administration fees resulting from higher average assets under management, which were due to net inflows, partially offset by market depreciation. Average assets under management in the year ended December 31, 2011 were $40.0 billion compared with $28.4 billion in the year ended December 31, 2010. Investment advisory and administration fees increased 31% to $221.9 million in the year ended December 31, 2011, compared with $169.8 million in the year ended December 31, 2010.

In the year ended December 31, 2011, total investment advisory and administration revenue from institutional accounts increased 43% to $89.6 million from $62.6 million in the year ended December 31, 2010. The increase in institutional account revenue was attributable to higher average assets under management resulting from net inflows of $6.0 billion, primarily from subadvisory relationships into U.S. real estate strategies, partially offset by market depreciation of $284 million in 2011. Average assets under management for institutional accounts in the year ended December 31, 2011 were $24.2 billion compared with $15.7 billion in the year ended December 31, 2010.

In the year ended December 31, 2011, total investment advisory and administration revenue from open-end mutual funds increased 28% to $78.6 million from $61.1 million in the year ended December 31, 2010. The increase in open-end mutual fund revenue was attributable to higher average assets under management resulting from net inflows of $1.3 billion, partially offset by market depreciation of $152 million in 2011. Average assets under management for open-end mutual funds in the year ended December 31, 2011 were $9.3 billion compared with $7.0 billion in the year ended December 31, 2010.

In the year ended December 31, 2011, total investment advisory and administration revenue from closed-end mutual funds increased 17% to $53.8 million from $46.1 million in the year ended December 31, 2010. The increase in closed-end mutual fund revenue was attributable to higher average assets under management in 2011. Average assets under management for closed-end mutual funds in the year ended December 31, 2011 were $6.5 billion compared with $5.8 billion in the year ended December 31, 2010.

Distribution and service fee revenue increased 7% to $9.7 million in the year ended December 31, 2011 from $9.1 million in the year ended December 31, 2010. This increase in distribution and service fee revenue was primarily due to higher levels of average assets under management in 2011.

Portfolio consulting and other revenue increased 17% to $5.6 million in the year ended December 31, 2011 from $4.8 million in the year ended December 31, 2010. This increase was due to higher portfolio consulting fees resulting from higher assets under advisement, primarily attributable to model-based strategies in the year ended December 31, 2011.

*Expenses*

Total operating expenses increased 15% to $150.2 million in the year ended December 31, 2011 from $131.0 million in the year ended December 31, 2010, primarily due to increases in employee compensation and benefits of $12.7 million, general and administrative expenses of $4.0 million and distribution and service fees of $1.2 million.

Employee compensation and benefits increased 18% to $84.4 million in the year ended December 31, 2011 from $71.7 million in the year ended December 31, 2010. This increase was primarily due to higher incentive bonus and production compensation, net of deferrals, of approximately $4.8 million, higher salaries of approximately $4.2 million and higher amortization of restricted stock units of approximately $3.6 million.

Distribution and service fee expenses increased 5% to $23.9 million in the year ended December 31, 2011 from $22.6 million in the year ended December 31, 2010. This increase was primarily due to higher average assets under management in certain of our open-end no-load mutual funds.

General and administrative expenses increased 13% to $35.2 million in the year ended December 31, 2011 from $31.2 million in the year ended December 31, 2010. This increase was primarily due to higher professional fees, which included product development costs, of approximately $1.4 million, higher information technology costs of approximately $1.0 million resulting from upgrades made to our infrastructure, including application development, and higher travel and entertainment of approximately $672,000, higher office expense of approximately $429,000 and higher marketing expense of approximately $384,000 due to increased levels of business activities.

*Non-operating (Loss) Income*

Non-operating loss was $143,000 in the year ended December 31, 2011, compared with non-operating income of $12.7 million in the year ended December 31, 2010. The decrease was primarily attributable to losses in equity investments in our sponsored onshore and offshore global real estate long-short funds in 2011 and a gain of approximately $6.8 million due to recoveries on the sale of previously impaired securities and gains from our seed investments during the year ended December 31, 2010.

*Income Taxes*

We recorded an income tax expense of $32.6 million in the year ended December 31, 2011, compared with $19.1 million in the year ended December 31, 2010. The effective tax rate of 29% for the year ended December 31, 2010 included discrete items, which are items that are unusual or infrequently occurring in nature, the most significant of which was attributable to gains of approximately $6.8 million from the sale of previously impaired securities. The provision for income taxes in the years ended December 31, 2011 and December 31, 2010 included U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 38% and 34%, respectively, excluding the discrete items mentioned above.

**Liquidity and Capital Resources**

Our investment advisory business does not require us to maintain significant capital balances. Our current financial condition is highly liquid, with a significant amount of our assets comprised of cash and cash equivalents, securities owned, investments, available-for-sale and accounts receivable. Our cash flows generally result from the operating activities of our business, with investment advisory and administrative fees being the most significant contributor. Cash and cash equivalents, equity investments, investments, available-for-sale and accounts receivable were 50% and 69% of total assets as of December 31, 2012 and 2011, respectively, excluding investments classified as level 3 in accordance with the Accounting Standard Codification (the "Codification") Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820").

Included in equity investments was approximately $8.0 million and $7.9 million invested in our offshore global real estate long-short fund which was classified as level 2 investments at December 31, 2012 and December 31, 2011, respectively. See Note 4 to the consolidated financial statements relating to investments.

Net cash provided by operating activities was $20.3 million in the year ended December 31, 2012, compared with $72.4 million and $54.0 million in the years ended December 31, 2011 and December 31, 2010, respectively. We expect that cash flows provided by operating activities will continue to serve as the principal source of working capital in our near future.

Net cash provided by investing activities was $2.5 million in the year ended December 31, 2012, compared with net cash used in investing activities of $3.0 million in the year ended December 31, 2011 and net cash provided by investing activities of $32.3 million in the year ended December 31, 2010. In 2012, net cash provided by investing activities was primarily comprised of proceeds from sales of investments, available-for-sale in the amount of $25.7 million and proceeds from the redemption of equity investments of $811,000, partially offset by purchases of $20.7 million of investments, available-for-sale and purchases of $3.4 million of property and equipment. In 2011, net cash used in investing activities was primarily for purchases of $37.6 million of investments, available-for-sale and purchases of $2.9 million of property and equipment, partially offset by proceeds from sales of investments, available-for-sale in the amount of $28.7 million and proceeds from the redemption of equity investments of $8.8 million. In 2010, net cash provided by investing activities was primarily comprised of proceeds from sales of investments, available-for-sale in the amount of $54.9 million, partially offset by purchases of $19.7 million of investments, available-for-sale and purchases of $2.9 million of property and equipment.

Net cash used in financing activities was $55.7 million, $77.6 million and $103.0 million in the years ended December 31, 2012, 2011 and 2010, respectively. In 2012, net cash used in financing activities was primarily for dividends paid to stockholders of $97.2 million, which included a special dividend of approximately $65.6 million paid on December 20, 2012, repurchases of common stock of $8.5 million to satisfy employee withholding tax obligations on the delivery of restricted stock units and the redemption of redeemable noncontrolling interest of $8.4 million, partially offset by contributions from redeemable noncontrolling interest of $55.1 million and excess tax benefits associated with the delivery of restricted stock units of $2.9 million. In 2011, net cash used in financing activities was primarily for dividends paid to stockholders of $69.1 million, which included a special dividend of approximately $43.2 million paid on September 28, 2011, repurchases of common stock of $6.6 million to satisfy employee withholding tax obligations on the delivery of restricted stock units, and the redemption of redeemable noncontrolling interest of $3.7 million, partially offset by excess tax benefits associated with delivery of restricted stock units of $1.5 million. In 2010, net cash used in financing activities was primarily for dividends paid to stockholders of $102.4 million, which included a special dividend of approximately $85.3 million paid on September 27, 2010, and repurchases of common stock of $3.4 million to satisfy employee withholding tax obligations on the delivery of restricted stock units, partially offset by contributions from redeemable noncontrolling interest of $2.0 million.

It is our policy to continuously monitor and evaluate the adequacy of our capital. We have consistently maintained net capital in excess of the regulatory requirements for our broker/dealer, as prescribed by the Securities and Exchange Commission ("SEC"). At December 31, 2012, we exceeded our minimum regulatory capital requirements by approximately $1.0 million. The SEC's Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker/dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Our non-U.S. subsidiaries are regulated outside the U.S. by the Hong Kong Securities and Future Commission, the United Kingdom Financial Securities Authority, and the Belgium Financial Services and Markets Authority. At December 31, 2012, our non-U.S. subsidiaries exceeded their aggregate minimum regulatory requirements by approximately $59.0 million. We believe that our cash flows from operations will be more than adequate to meet our anticipated capital requirements and other obligations as they become due.

Included in cash and cash equivalents and investments, available-for-sale were approximately $80.6 million held by our foreign subsidiaries as of December 31, 2012, including amounts held by Cohen & Steers Europe S.A. ("CSE"). In February 2013, we completed a reorganization of CSE, which resulted in funds moving to the U.S. This transaction did not impact the accounting for income taxes as of December 31, 2012. Other than as mentioned above, it is our current intention to permanently reinvest funds held by our foreign subsidiaries outside of the U.S. We believe that our cash and cash equivalents and short term investments held in the U.S. are more than sufficient to cover our working capital needs.

We periodically commit to fund a portion of the equity in certain of our sponsored investment products. We have committed to co-invest 5%, up to $25 million, of the total capital raised in Cohen & Steers Global Realty Partners III-TE, L.P. ("GRP-TE"), a global private equity multimanager fund that had an initial closing on October 4, 2011. As of December 31, 2012, we have funded approximately $2.2 million with respect to this commitment. Our investment with GRP-TE is illiquid and will be invested for up to 12 years through the life of the fund. The ultimate co-investment amount and actual timing of the funding of this commitment is currently unknown, as the co-investment amount will be based on investor commitments to GRP-TE through June 2013, and the drawdown of our commitment is contingent on the timing of drawdowns by the underlying funds and co-investments in which GRP-TE invests. The unfunded portion of this commitment was not recorded on our consolidated statements of financial condition as of December 31, 2012.

### Contractual Obligations and Contingencies

We have contractual obligations to make future payments in connection with our non-cancelable operating lease agreements for office space. There were no material capital lease obligations as of December 31, 2012. The following summarizes our contractual obligations as of December 31, 2012 (in thousands):

| | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 and after | Total |
|---|---|---|---|---|---|---|---|
| Operating leases.................. | $ 8,088 | $ 7,878 | $ 8,993 | $ 8,747 | $ 8,447 | $ 55,768 | $ 97,921 |

On June 29, 2012, we extended the lease for our corporate headquarters in New York City to 2024. See Note 13 for further discussion about our commitments and contingencies.

We had $4.9 million, $4.7 million and $4.7 million of total gross unrecognized tax benefits as of December 31, 2012, 2011 and 2010, respectively. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3.0 million, $2.8 million and $2.8 million (net of the federal benefit on state issues) as of December 31, 2012, 2011 and 2010, respectively. We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2012 and 2011, we had accrued interest and penalties related to unrecognized tax benefits of approximately $0.7 million and $0.6 million, respectively. See Note 14 to the consolidated financial statements for additional disclosures related to income taxes.

### Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our consolidated financial statements.

### Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

A thorough understanding of our accounting policies is essential when reviewing our reported results of operations and our financial position. Management considers the following accounting policies critical to an informed review of our consolidated financial statements. For a summary of these and additional accounting policies, see Note 2 to the consolidated financial statements.

*Consolidation*

The Company consolidates operating entities deemed to be voting interest entities if the Company owns a majority of the voting interest. The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company also consolidates any variable interest entities ("VIEs") in which the Company is the primary beneficiary. The Company provides for noncontrolling interests in consolidated subsidiaries for which the Company's ownership is less than 100 percent.

A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the group of holders of the equity investment at risk lack certain characteristics of a controlling financial interest. The primary beneficiary is the entity that has the obligation to absorb a majority of the expected losses or the right to receive the majority of the residual returns. Investments and redemptions or amendments to the governing documents of the respective entities could affect an entity's status as a VIE or the determination of the primary beneficiary. The Company assesses whether entities in which it has an interest are VIEs upon initial involvement and at each reporting date. The Company assesses whether it is the primary beneficiary of any VIEs identified by evaluating its economic interests in the entity held either directly by the Company and its affiliates or indirectly through employees. See Note 4 for further discussion about the Company's investments.

*Investments*

We determine the appropriate classification of our investments at the time of purchase and re-evaluate such determination at each statement of financial condition date.

Securities owned and securities sold but not yet purchased are classified as trading securities and are measured at fair value based on quoted market prices, market prices obtained from independent pricing services engaged by management or as determined by our fair valuation committee. Unrealized gains and losses are recorded as gain (loss) from trading securities reported in our consolidated statements of operations.

Investments classified as equity investments are accounted for using the equity method, under which we recognize our respective share of the investee's net income or loss for the period. As of December 31, 2012, our equity investments consisted of interests in funds which measure their underlying investments at fair value and report a net asset value on a recurring basis. The carrying amounts of these investments approximate their fair values.

Investments classified as available-for-sale are comprised of equity securities, investment-grade preferred instruments and investments in our sponsored open-end and closed-end mutual funds. These investments are carried at fair value based on quoted market prices or market prices obtained from independent pricing services engaged by management, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. We periodically review each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If we believe an impairment of a security position is other than temporary, the loss will be recognized in our consolidated statements of operations. An other than temporary impairment is generally presumed to have occurred if the available-for-sale investment has an unrealized loss continuously for 12 or more months.

From time to time, our consolidated funds enter into derivative contracts to hedge market and credit risks of the underlying portfolios utilizing options, total return swaps, credit default swaps and futures contracts. These instruments are measured at fair value with gains and losses recorded as gain (loss) from trading securities—net in our consolidated statements of operations. The fair value of these instruments are recorded in other assets or other liabilities and accrued expenses in our consolidated statements of financial condition.

Additionally, from time to time, we enter into foreign currency forward contracts to hedge our currency exposure related to client receivables. These instruments are measured at fair value with gains and losses recorded in other non-operating income in our consolidated statements of operations. We record these contracts as either assets or liabilities in due from broker or other liabilities and accrued expenses, respectively, in our consolidated statements of financial condition.

*Goodwill and Intangible Assets*

Goodwill represents the excess of the cost of our investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill and indefinite lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. Finite lived intangible assets are amortized over their useful lives and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We determined that the fair values of our goodwill and indefinite lived intangible assets substantially exceeded their carrying values as a result of the most recent impairment test performed as of November 30, 2012.

*Stock-based Compensation*

We recognize compensation expense for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. We also estimate forfeitures.

*Income Taxes*

We record the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements in accordance with the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. We record a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

*Recently Issued Accounting Pronouncements*

In February 2013, the Financial Accounting Standards Board ("FASB") issued new guidance requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This new guidance will be effective for the first quarter of our 2013 fiscal year. We do not anticipate the adoption of this new guidance to have a material impact on our consolidated financial statements.

In January 2013, the FASB issued new guidance to clarify the scope of the offsetting disclosures associated with derivative and hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. This new guidance will be effective for the first quarter of our 2013 fiscal year. We do not anticipate the adoption of this new guidance to have a material impact on our consolidated financial statements.

In October 2012, the FASB issued new guidance to make certain technical corrections to the FASB Accounting Standards Codification ("Codification"), which identifies when the use of fair value should be linked to the definition of fair value in Topic 820. The amendments affect various Codification topics and include source literature amendments, guidance clarification and reference corrections and relocated guidance. The amendments that will not have transition guidance were effective upon issuance and the amendments that are subject to the transition guidance will be effective for the first quarter of our 2013 fiscal year. The adoption of this new guidance did not have and is not expected to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the second step to measure the amount of the impairment loss, if any. This new guidance will be effective for the first quarter of our 2013 fiscal year. We do not anticipate the adoption of this new guidance to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued new guidance to create new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This new guidance will be effective for the first quarter of our 2013 fiscal year. We do not anticipate the adoption of this new guidance to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued new guidance to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the second step to measure the amount of the impairment loss, if any. This new guidance was effective for the first quarter of our 2012 fiscal year. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued new guidance eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The new guidance requires changes to the components of net income and comprehensive income in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The new guidance should be applied retrospectively. In December 2011, the FASB issued guidance to defer the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This new guidance was effective for the first quarter of our 2012 fiscal year. We elected to utilize the two-statement approach.

In May 2011, the FASB issued new guidance regarding fair value measurement and disclosures. The new guidance results in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Requirements. This new guidance changed the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance was effective for the first quarter of our 2012 fiscal year. See Note 5 for further discussion about the fair value of our investments which incorporates this new guidance.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

In the normal course of our business, we are exposed to the risk from changes in interest and currency rates and securities market and general economic fluctuations, which may have an adverse impact on the value of our investments. At December 31, 2012, we had approximately $97.2 million of securities owned and approximately $14.7 million of securities sold but not yet purchased as a result of consolidating the Cohen & Steers Real Asset Fund and the Cohen & Steers Onshore Global Real Estate Long-Short Fund. At December 31, 2012, we had approximately $8.1 million of equity investments, which represented our equity interests in the offshore global real estate long-short fund and Cohen & Steers Global Realty Partners III-TE, L.P. As of December 31, 2012, we had approximately $25.3 million of investments, available-for-sale which were comprised of approximately $10.6 million invested in our sponsored mutual funds, $10.4 million invested in foreign and domestic common stocks and $4.3 million invested in perpetual preferred securities.

The following is a summary of the effect that a 10 percent increase or decrease in equity prices would have on our investments subject to equity price fluctuation at December 31, 2012:

| | Carrying Value | Carrying Value Assuming a 10% Increase | Carrying Value Assuming a 10% Decrease |
|---|---|---|---|
| Securities owned | $ 97,155 | $ 106,871 | $ 87,440 |
| Equity investments | 8,106 | 8,917 | 7,295 |
| Investments, available-for-sale | 25,322 | 27,854 | 22,790 |

A significant majority of our revenue—approximately 89%, 94% and 92% in the years ended December 31, 2012, 2011 and 2010, respectively—was derived from investment advisory agreements with our clients. Under these agreements, the investment advisory and administration fee we receive is based on the market value of the assets we manage. Accordingly, a decline in the prices of securities generally, and real estate securities in particular, attributable to such market factors as inflation, interest changes and economic downturn, may cause our revenue and income to decline by:

- causing the value of the assets we manage to decrease, which would result in lower investment advisory and administration fees; or

- causing our clients to withdraw funds in favor of investments that they perceive as offering greater opportunity or lower risk, which would also result in lower investment advisory and administration fees.

In addition, market conditions may preclude us from increasing the assets we manage in closed-end mutual funds. The market conditions for these offerings may not be as favorable in the future, which could adversely impact our ability to grow the assets we manage and realize higher fee revenue associated with such growth. Further, depending on market conditions, the closed-end funds we manage may increase or decrease their leverage in order to maintain the funds' target leverage ratios, thereby increasing or decreasing the assets we manage.

As of December 31, 2012, 54% and 15% of the assets we managed were concentrated in U.S. real estate common stocks and international real estate common stocks, respectively. An increase in interest rates or prolonged economic downturn could have a negative impact on the valuation of REITs and other securities in our clients' portfolios, which could reduce our revenue. In addition, an increase in interest rates or prolonged economic downturn could negatively impact our ability to increase open-end mutual fund assets and to offer new mutual funds.

**Item 8. Financial Statements and Supplemental Data**

The report of our independent registered public accounting firm and financial statements listed in the accompanying index are included in Item 15 of this report. See the Index to Financial Statements on page F-1.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure**

There have been no disagreements on accounting and financial disclosure matters.

**Item 9A. Controls and Procedures**

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, including our Co-Chief Executive Officers and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2012.

Based on that evaluation and subject to the foregoing, our Co-Chief Executive Officers and our Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2012 were effective to accomplish their objectives at a reasonable assurance level.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting is located on page F-2 of this Report on Form 10-K and Deloitte & Touche LLP's report on the effectiveness of our internal control over financial reporting is located on page F-3.

**Item 9B. Other Information**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the captions "Item 1: Election of Directors-Information Concerning the Nominees and Directors" and "Item 1: Election of Directors-Other Executive Officers" of the Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Item 1: Election of Directors-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics and committees of our Board of Directors under the caption "Item 1: Election of Directors-Corporate Governance at Cohen & Steers" and "Item 1: Election of Directors-Information about the Board and its Committees" in the Proxy Statement is incorporated herein by reference.

### Item 11. Executive Compensation

The information contained in the sections captioned "Item 1: Election of Directors-Compensation of Executive Officers", "Item 1: Election of Directors—Information About The Board and its Committees" and "Item 1: Election of Directors-Report of the Compensation Committee" of the Proxy Statement is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the sections captioned "Item 1: Election of Directors-Ownership of Cohen & Steers Common Stock" and "Item 1: Election of Directors-Equity Compensation Plan Information" of the Proxy Statement is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the section captioned "Item 1: Election of Directors-Certain Relationships and Related Transactions" and "Item 1: Election of Directors-Corporate Governance at Cohen & Steers" of the Proxy Statement is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services in the section captioned "Item 5: Ratification of the Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) 1 Financial Statements
Included herein at pages F-1 through F-34.

2 Financial Data Schedules
All schedules have been omitted because they are not applicable, not required, or the information required is included in the financial statements or notes thereto.

3 Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

| Exhibit Number | | Description |
|---|---|---|
| 3.1 | — | Form of Amended and Restated Certificate of Incorporation of the Registrant(1) |
| 3.2 | — | Form of Amended and Restated Bylaws of the Registrant(2) |
| 4.1 | — | Specimen Common Stock Certificate(1) |
| 4.2 | — | Form of Registration Rights Agreement among the Registrant, Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1) |
| 10.1 | — | Form of Tax Indemnification Agreement among Cohen & Steers Capital Management, Inc., Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1) |
| 10.2 | — | Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen* (1) |
| 10.3 | — | Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(1) |
| 10.4 | — | Cohen & Steers, Inc. Amended and Restated 2004 Stock Incentive Plan*(3) |
| 10.5 | — | Cohen & Steers, Inc. Amended and Restated 2004 Annual Incentive Plan*(3) |
| 10.6 | — | Cohen & Steers, Inc. 2004 Employee Stock Purchase Plan*(1) |
| 10.7 | — | Form of Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(filed herewith) |
| 10.8 | — | Form of Voluntary Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4) |
| 10.9 | — | Form of Mandatory Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(filed herewith) |
| 10.11 | — | Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(5) |
| 10.12 | — | Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(5) |
| 21.1 | — | Subsidiaries of the Registrant (filed herewith) |
| 23.1 | — | Consent of Deloitte & Touche LLP (filed herewith) |
| 24.1 | — | Powers of Attorney (included on signature page hereto) |
| 31.1 | — | Certification of the Co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 31.2 | — | Certification of the Co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 31.3 | — | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 32.1 | — | Certification of the Co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 32.2 | — | Certification of the Co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 32.3 | — | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 101 | — | The following financial statements from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2012 are furnished herewith, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition as of December 31, 2012 and December 31, 2011, (ii) the Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Changes in Stockholders' Equity and Redeemable Noncontrolling Interest for the years ended December 31, 2012, 2011 and 2010, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and (vi) the Notes to the Consolidated Financial Statements. |

(1) Incorporated by Reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-114027), as amended, originally filed with the Securities and Exchange Commission on March 30, 2004.
(2) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended June 30, 2008.
(3) Incorporated by Reference to the Registrant's Current Report on Form 8-K (Commission File No. 001-32236), filed on May 15, 2008.
(4) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended September 30, 2004.
(5) Incorporated by Reference to the Registrant's Annual Report on Form 10-K (Commission File No. 001-32236), for the year ended December 31, 2007.
* Denotes compensatory plan.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHEN & STEERS, INC.

By: /s/ MARTIN COHEN

Martin Cohen
Co-Chairman, Co-Chief Executive Officer and Director

March 15, 2013

Each of the officers and directors of Cohen & Steers, Inc. whose signature appears below, in so signing, also makes, constitutes and appoints each of Martin Cohen and Robert H. Steers, or either of them, each acting alone, his true and lawful attorneys-in-fact, with full power and substitution, for him in any and all capacities, to execute and cause to be filed with the SEC any and all amendments to the Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ MARTIN COHEN<br>Martin Cohen | Co-Chairman, Co-Chief Executive Officer and Director (Co-Principal Executive Officer) | March 15, 2013 |
| /s/ ROBERT H. STEERS<br>Robert H. Steers | Co-Chairman, Co-Chief Executive Officer and Director (Co-Principal Executive Officer) | March 15, 2013 |
| /s/ PETER L. RHEIN<br>Peter L. Rhein | Director | March 15, 2013 |
| /s/ RICHARD P. SIMON<br>Richard P. Simon | Director | March 15, 2013 |
| /s/ EDMOND D. VILLANI<br>Edmond D. Villani | Director | March 15, 2013 |
| /s/ BERNARD B. WINOGRAD<br>Bernard B. Winograd | Director | March 15, 2013 |
| /s/ MATTHEW S. STADLER<br>Matthew S. Stadler | Chief Financial Officer (Principal Financial Officer) | March 15, 2013 |
| /s/ BERNARD M. DOUCETTE<br>Bernard M. Doucette | Chief Accounting Officer (Principal Accounting Officer) | March 15, 2013 |

**TABLE OF CONTENTS**
**FINANCIAL STATEMENTS**

## COHEN & STEERS, INC.
## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cohen & Steers, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on our assessment we believe that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's independent registered public accounting firm that audited the accompanying Consolidated Financial Statements has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Their report appears on the following page.

March 15, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cohen & Steers, Inc. New York, NY

We have audited the accompanying consolidated statements of financial condition of Cohen & Steers, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cohen & Steers, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 15, 2013

## COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
**(in thousands, except share data)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 95,412 | $ 127,824 |
| Securities owned ($26,002 and $21,952)* ($849)** | 97,155 | 25,304 |
| Equity investments | 8,106 | 7,868 |
| Investments, available-for-sale | 25,322 | 27,133 |
| Accounts receivable | 44,397 | 39,590 |
| Due from broker ($12,358 and $10,321)* | 18,233 | 10,443 |
| Property and equipment—net | 9,103 | 11,200 |
| Goodwill | 20,122 | 19,934 |
| Intangible assets—net | 1,790 | 1,879 |
| Deferred income tax asset—net | 10,171 | 9,233 |
| Other assets ($103 and $209)* | 7,504 | 5,825 |
| Total assets | $ 337,315 | $ 286,233 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Accrued compensation | $ 25,845 | $ 23,337 |
| Securities sold but not yet purchased ($14,685 and $9,277)* | 14,685 | 9,277 |
| Income tax payable | 8,836 | 4,948 |
| Other liabilities and accrued expenses ($335 and $493)* | 18,181 | 13,363 |
| Total liabilities | 67,547 | 50,925 |
| Commitments and contingencies (see Note 13) | | |
| Redeemable noncontrolling interest | 53,188 | 4,796 |
| Stockholders' equity: | | |
| Common stock, $0.01 par value; 500,000,000 shares authorized; 47,002,117 and 46,155,192 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively | 470 | 462 |
| Additional paid-in capital | 429,377 | 402,573 |
| Accumulated deficit | (117,889) | (83,063) |
| Accumulated other comprehensive income (loss), net of tax | 2,341 | (225) |
| Less: Treasury stock, at cost, 3,239,093 and 2,986,913 shares at December 31, 2012 and December 31, 2011 respectively | (97,719) | (89,235) |
| Total stockholders' equity | 216,580 | 230,512 |
| Total liabilities and stockholders' equity | $ 337,315 | $ 286,233 |

* Asset and liability amounts in parentheses represent the consolidated balances attributable to the Cohen & Steers Onshore Global Real Estate Long-Short Fund, which is a variable interest entity, as of December 31, 2012 and December 31, 2011, respectively,.
** Pledged as collateral as of December 31, 2012 attributable to the consolidated balances of Cohen & Steers Real Asset Fund.

*See notes to consolidated financial statements*

## COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(in thousands, except per share data)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue: | | | |
| Investment advisory and administration fees | $ 244,529 | $ 221,879 | $ 169,844 |
| Distribution and service fees | 11,334 | 9,718 | 9,078 |
| Portfolio consulting and other | 17,690 | 5,649 | 4,816 |
| Total revenue | 273,553 | 237,246 | 183,738 |
| Expenses: | | | |
| Employee compensation and benefits | 88,517 | 84,371 | 71,658 |
| Distribution and service fees | 41,270 | 23,867 | 22,631 |
| General and administrative | 39,431 | 35,204 | 31,173 |
| Depreciation and amortization | 5,562 | 5,056 | 4,531 |
| Amortization, deferred commissions | 2,341 | 1,744 | 959 |
| Total expenses | 177,121 | 150,242 | 130,952 |
| Operating income | 96,432 | 87,004 | 52,786 |
| Non-operating income: | | | |
| Interest and dividend income—net | 2,530 | 1,068 | 1,453 |
| Gain (loss) from trading securities—net | 4,082 | 39 | (182) |
| Gain from available-for-sale securities—net | 1,237 | 376 | 7,564 |
| Equity in earnings (losses) of affiliates | 1,050 | (3,021) | 3,010 |
| Other | (1,028) | 1,395 | 863 |
| Total non-operating income (loss) | 7,871 | (143) | 12,708 |
| Income before provision for income taxes | 104,303 | 86,861 | 65,494 |
| Provision for income taxes | 36,407 | 32,584 | 19,089 |
| Net income | 67,896 | 54,277 | 46,405 |
| Less: Net (income) loss attributable to redeemable noncontrolling interest | (1,779) | 30 | (8) |
| Net income attributable to common shareholders | $ 66,117 | $ 54,307 | $ 46,397 |
| Earnings per share attributable to common shareholders: | | | |
| Basic | $ 1.51 | $ 1.26 | $ 1.09 |
| Diluted | $ 1.49 | $ 1.23 | $ 1.07 |
| Weighted average shares outstanding: | | | |
| Basic | 43,766 | 43,190 | 42,715 |
| Diluted | 44,482 | 43,975 | 43,227 |

*See notes to consolidated financial statements*

## COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
**(in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income attributable to common shareholders | $ 66,117 | $ 54,307 | $ 46,397 |
| Foreign currency translation gain (loss), net of tax of zero | 751 | (1,037) | (1,000) |
| Net unrealized gain (loss) from available-for-sale securities, net of tax of zero | 3,052 | (1,783) | 416 |
| Reclassification to statements of operations of gain from available-for-sale securities, net of tax of zero | (1,237) | (376) | (7,564) |
| Total comprehensive income attributable to common shareholders | $ 68,683 | $ 51,111 | $ 38,249 |

*See notes to consolidated financial statements*

## COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND REDEEMABLE NONCONTROLLING INTEREST

**(in thousands)**

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss), Net of Tax | Treasury Stock | Total Stockholders' Equity | Redeemable Noncontrolling Interest | Shares of Common Stock, Net |
|---|---|---|---|---|---|---|---|---|
| **Beginning balance, January 1, 2010** | $ 448 | $ 357,886 | $ (5,382) | $ 11,119 | $ (79,202) | $ 284,869 | $ 3,466 | 42,239 |
| Dividends | — | — | (106,568) | — | — | (106,568) | — | — |
| Issuance of common stock | 6 | 489 | — | — | — | 495 | — | 561 |
| Repurchase of common stock | — | — | — | — | (3,386) | (3,386) | — | (160) |
| Tax benefits associated with restricted stock units—net | — | 80 | — | — | — | 80 | — | — |
| Issuance of restricted stock units | — | 4,640 | — | — | — | 4,640 | — | — |
| Amortization of restricted stock units—net | — | 15,031 | — | — | — | 15,031 | — | — |
| Forfeitures of vested restricted stock units | — | (45) | — | — | — | (45) | — | — |
| Net income | — | — | 46,397 | — | — | 46,397 | 8 | — |
| Other comprehensive loss, net of tax | — | — | — | (8,148) | — | (8,148) | — | — |
| Contributions from redeemable noncontrolling interest | — | — | — | — | — | — | 1,954 | — |
| Transfer of redeemable noncontrolling interest | — | — | — | — | — | — | (5,428) | — |
| **Ending balance, December 31, 2010** | $ 454 | $ 378,081 | $ (65,553) | $ 2,971 | $ (82,588) | $ 233,365 | $ — | 42,640 |
| Dividends | — | — | (71,817) | — | — | (71,817) | — | — |
| Issuance of common stock | 8 | 531 | — | — | — | 539 | — | 760 |
| Repurchase of common stock | — | — | — | — | (6,647) | (6,647) | — | (232) |
| Tax benefits associated with restricted stock units—net | — | 1,987 | — | — | — | 1,987 | — | — |
| Issuance of restricted stock units | — | 3,382 | — | — | — | 3,382 | — | — |
| Amortization of restricted stock units—net | — | 18,594 | — | — | — | 18,594 | — | — |
| Forfeitures of vested restricted stock units | — | (2) | — | — | — | (2) | — | — |
| Net income (loss) | — | — | 54,307 | — | — | 54,307 | (30) | — |
| Other comprehensive loss, net of tax | — | — | — | (3,196) | — | (3,196) | — | — |
| Distributions to redeemable noncontrolling interest | — | — | — | — | — | — | (744) | — |
| Contributions from redeemable noncontrolling interest | — | — | — | — | — | — | 744 | — |
| Redemptions of redeemable noncontrolling interest | — | — | — | — | — | — | (3,734) | — |
| Foreign currency translation adjustment on redeemable noncontrolling interest | — | — | — | — | — | — | 437 | — |
| Transfer of redeemable noncontrolling interest | — | — | — | — | — | — | 8,123 | — |
| **Ending balance, December 31, 2011** | $ 462 | $ 402,573 | $ (83,063) | $ (225) | $ (89,235) | $ 230,512 | $ 4,796 | 43,168 |
| Dividends | — | — | (100,943) | — | — | (100,943) | — | — |
| Issuance of common stock | 8 | 498 | — | — | — | 506 | — | 847 |
| Repurchase of common stock | — | — | — | — | (8,484) | (8,484) | — | (252) |
| Tax benefits associated with restricted stock units—net | — | 4,223 | — | — | — | 4,223 | — | — |
| Issuance of restricted stock units | — | 4,594 | — | — | — | 4,594 | — | — |
| Amortization of restricted stock units—net | — | 17,490 | — | — | — | 17,490 | — | — |
| Forfeitures of vested restricted stock units | — | (1) | — | — | — | (1) | — | — |
| Net income | — | — | 66,117 | — | — | 66,117 | 1,779 | — |
| Other comprehensive income, net of tax | — | — | — | 2,566 | — | 2,566 | — | — |
| Distributions to redeemable noncontrolling interest | — | — | — | — | — | — | (8,438) | — |
| Contributions from redeemable noncontrolling interest | — | — | — | — | — | — | 55,132 | — |
| Foreign currency translation adjustment on redeemable noncontrolling interest | — | — | — | — | — | — | (81) | — |
| **Ending balance, December 31, 2012** | $ 470 | $ 429,377 | $ (117,889) | $ 2,341 | $ (97,719) | $ 216,580 | $ 53,188 | 43,763 |

*See notes to consolidated financial statements*

**COHEN & STEERS, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash flows from operating activities: | | | |
| Net income | $ 67,896 | $ 54,277 | $ 46,405 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Stock compensation expense | 17,562 | 18,675 | 15,100 |
| Amortization, deferred commissions | 2,341 | 1,744 | 959 |
| Depreciation and amortization | 5,562 | 5,056 | 4,531 |
| Deferred rent | 711 | (530) | (447) |
| (Gain) loss from trading securities - net | (4,082) | (39) | 182 |
| Equity in (earnings) losses of affiliates | (1,050) | 3,021 | (3,010) |
| Gain from available-for-sale securities - net | (1,237) | (376) | (7,564) |
| Deferred income taxes | (173) | (415) | 223 |
| Foreign currency loss (gain) | 572 | (829) | (370) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (5,379) | (5,940) | (9,127) |
| Due from broker | (11,178) | (3,699) | 1,787 |
| Deferred commissions | (2,981) | (1,915) | (1,221) |
| Income tax receivable | — | — | 777 |
| Securities owned | (65,347) | 7,393 | (12,686) |
| Other assets | (1,039) | (1,597) | 546 |
| Accrued compensation | 3,039 | 3,445 | 8,392 |
| Securities sold but not yet purchased | 6,251 | (599) | (1,171) |
| Income tax payable | 4,445 | (4,388) | 7,057 |
| Other liabilities and accrued expenses | 4,430 | (839) | 3,677 |
| Net cash provided by operating activities | 20,343 | 72,445 | 54,040 |
| Cash flows from investing activities: | | | |
| Proceeds from redemption of equity investments | 811 | 8,800 | — |
| Purchases of investments, available-for-sale | (20,733) | (37,611) | (19,748) |
| Proceeds from sales of investments, available-for-sale | 25,736 | 28,703 | 54,873 |
| Purchases of property and equipment | (3,361) | (2,927) | (2,854) |
| Net cash provided by (used in) investing activities | 2,453 | (3,035) | 32,271 |
| Cash flows from financing activities: | | | |
| Excess tax benefits associated with restricted stock units | 2,905 | 1,483 | 389 |
| Issuance of common stock | 439 | 466 | 426 |
| Repurchase of common stock | (8,484) | (6,647) | (3,386) |
| Dividends to stockholders | (97,208) | (69,118) | (102,400) |
| Redemptions of redeemable noncontrolling interest | (8,438) | (3,734) | — |
| Contributions from redeemable noncontrolling interest | 55,132 | — | 1,954 |
| Net cash used in financing activities | (55,654) | (77,550) | (103,017) |
| Net decrease in cash and cash equivalents | (32,858) | (8,140) | (16,706) |
| Effect of foreign exchange rate changes | 446 | (227) | (105) |
| Cash and cash equivalents, beginning of the year | 127,824 | 136,191 | 153,002 |
| Cash and cash equivalents, end of the year | $ 95,412 | $ 127,824 | $ 136,191 |

*See notes to consolidated financial statements*

## COHEN & STEERS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

**Supplemental disclosures of cash flow information:**

For the years ended December 31, 2012, 2011 and 2010, the Company paid taxes, net of tax refunds, of approximately $29,298,000, $35,724,000 and $10,769,000, respectively.

**Supplemental disclosures of non-cash investing and financing activities:**

In connection with its stock incentive plan, for the years ended December 31, 2012, 2011 and 2010, the Company issued fully vested restricted stock units in the amount of $858,000, $683,000 and $473,000, respectively. For the years ended December 31, 2012, 2011 and 2010, the Company issued restricted stock unit dividend equivalents in the amount of $3,735,000, $2,699,000 and $4,168,000, respectively.

On November 14, 2011, the Company redeemed a portion of its shares from the Cohen & Steers Global Listed Infrastructure Fund in the amount of approximately $3,062,000 that were simultaneously invested in an account treated as available-for-sale through a non-cash delivery of securities.

On November 1, 2011, the Company consolidated the assets and liabilities of the Cohen & Steers Onshore Global Real Estate Long-Short Fund resulting in a non-cash reclassification of $18,444,000 from equity investments representing the Company's proportionate share of the fund.

On February 23, 2011, the Company consolidated the assets and liabilities of the Cohen & Steers Global Listed Infrastructure Fund resulting in a non-cash reclassification of $5,838,000 from equity investments representing the Company's proportionate share of the fund.

During the year ended December 31, 2010, the Company recorded a non-cash reclassification of $30,125,000 to equity investments representing the Company's proportionate ownership interests in the Cohen & Steers Onshore Global Real Estate Long-Short Fund and Cohen & Steers Global Listed Infrastructure Fund, partially offset by a reclassification of Cohen & Steers Preferred Securities and Income Fund.

## 1. Basis of Presentation

Cohen & Steers, Inc. ("CNS") was organized as a Delaware corporation on March 17, 2004. CNS was formed to be the holding company for Cohen & Steers Capital Management, Inc. ("CSCM"), a New York corporation, and to allow for the issuance of common stock to the public.

The consolidated financial statements set forth herein include the accounts of CNS and its direct and indirect subsidiaries. CNS's wholly-owned subsidiaries are CSCM, Cohen & Steers Securities, LLC ("Securities"), Cohen & Steers Asia Limited, Cohen & Steers UK Limited and Cohen & Steers Europe S.A. (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Through CSCM, a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), the Company serves institutional and individual investors around the world. Founded in 1986, the Company is a leading global investment manager focused on global real estate securities, global listed infrastructure, real assets, large cap value stocks and preferred securities. The Company also manages alternative investment strategies for qualified investors such as hedged real estate securities portfolios and private real estate strategies. Its clients include Company-sponsored open-end and closed-end mutual funds, U.S. and non-U.S. pension plans, endowment funds, foundations and subadvised funds for other financial institutions. Through Securities, its registered broker/dealer, the Company provides distribution services for certain of its funds.

## 2. Summary of Significant Accounting Policies

*Accounting Estimates*—The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

*Reclassifications*—Certain prior year amounts have been reclassified to conform to the current year presentation. The amounts related to these reclassifications are not material to the Company's consolidated financial statements.

*Consolidation*—The Company consolidates operating entities deemed to be voting interest entities if the Company owns a majority of the voting interest. The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company also consolidates any variable interest entities ("VIEs") in which the Company is the primary beneficiary. The Company provides for noncontrolling interests in consolidated subsidiaries for which the Company's ownership is less than 100 percent.

A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the group of holders of the equity investment at risk lack certain characteristics of a controlling financial interest. The primary beneficiary is the entity that has the obligation to absorb a majority of the expected losses or the right to receive the majority of the residual returns. Investments and redemptions or amendments to the governing documents of the respective entities could affect an entity's status as a VIE or the determination of the primary beneficiary. The Company assesses whether entities in which it has an interest are VIEs upon initial involvement and at each reporting date. The Company assesses whether it is the primary beneficiary of any VIEs identified by evaluating its economic interests in the entity held either directly by the Company and its affiliates or indirectly through employees. See Note 4 for further discussion about the Company's investments.

*Cash and Cash Equivalents*—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

*Due from Broker*—The Company conducts business, primarily through its consolidated seed investments, with brokers for certain of its investment activities. The clearing and custody operations for these investment activities are performed pursuant to agreements with prime brokers. The due from broker balance represents cash and cash equivalents balances at brokers and net receivables and payables for unsettled security transactions.

*Investments*—Management of the Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each statement of financial condition date.

Securities owned and securities sold but not yet purchased are classified as trading securities and are measured at fair value based on quoted market prices, market prices obtained from independent pricing services engaged by management or as determined by the Company's valuation committee. Unrealized gains and losses are recorded as gain (loss) from trading securities—net reported in the Company's consolidated statements of operations.

Investments classified as equity investments are accounted for using the equity method, under which we recognize our respective share of the investee's net income or loss for the period. As of December 31, 2012, the Company's equity investments consisted of interests in funds which measure their underlying investments at fair value and report a net asset value on a recurring basis. The carrying amounts of these investments approximate their fair values.

Investments classified as available-for-sale are comprised of equity securities, investment-grade preferred instruments and investments in Company-sponsored open-end and closed-end mutual funds. These investments are carried at fair value based on quoted market prices or market prices obtained from independent pricing services engaged by management, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. The Company periodically reviews each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If the Company believes an impairment of a security position is other than temporary, the loss will be recognized in the Company's consolidated statements of operations. An other than temporary impairment is generally presumed to have occurred if the available-for-sale investment has an unrealized loss continuously for 12 or more months.

From time to time, the consolidated funds of the Company enter into derivative contracts to hedge market and credit risks of the underlying portfolios utilizing options, total return swaps, credit default swaps and futures contracts. These instruments are measured at fair value with gains and losses recorded as gain (loss) from trading securities—net in the Company's consolidated statements of operations. The fair value of these instruments is recorded in other assets or other liabilities and accrued expenses in the Company's consolidated statements of financial condition.

Additionally, from time to time, the Company enters into foreign currency forward contracts to hedge its currency exposure related to client receivables. These instruments are measured at fair value with gains and losses recorded in other non-operating income in the Company's consolidated statements of operations. The Company records these contracts as either assets or liabilities in due from broker or other liabilities and accrued expenses, respectively, in its consolidated statements of financial condition.

*Goodwill and Intangible Assets*—Goodwill represents the excess of the cost of the Company's investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill and indefinite lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. Finite lived intangible assets are amortized over their useful lives and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. See Note 3 for further discussion about the Company's goodwill and intangible assets.

*Redeemable Noncontrolling Interest*—Redeemable noncontrolling interest represents third-party interests in the Company's consolidated entities. This interest is redeemable at the option of the investors and therefore is not treated as permanent equity. Redeemable noncontrolling interest is remeasured at redemption value which approximates their fair value at each reporting period.

*Investment Advisory and Administration Fees*—The Company earns revenue by providing asset management services to institutional accounts and to Company-sponsored open-end and closed-end mutual funds. This revenue is earned pursuant to the terms of the underlying advisory contract, and is based on a contractual investment advisory fee applied to the assets in the client's portfolio, net of applicable waivers. The Company also earns revenue from administration fees paid by certain

Company-sponsored open-end and closed-end mutual funds, based on the average assets under management of such funds. This revenue is recognized as such fees are earned.

*Distribution and Service Fees*—Distribution and service fee revenue is earned as the services are performed, based on contractually-predetermined percentages of the average assets under management of the Company-sponsored open-end load mutual funds. Distribution and service fee revenue is recorded gross of any third-party distribution and service fee expense arrangements. The expenses associated with these third-party distribution and service fee arrangements are recorded as incurred. During the third quarter of 2012 and the fourth quarter of 2010, the Company made payments of $14.4 million and $3.2 million, respectively, associated with additional compensation agreements entered into in connection with the offering of two closed-end mutual funds. These payments were reflected as expenses in distribution and service fees on the accompanying consolidated statements of operations for the years ended December 31, 2012 and December 31, 2010.

*Portfolio Consulting and Other*—The Company earns portfolio consulting and other fees by: i) providing portfolio consulting services in connection with model-based strategies accounts; ii) earning a licensing fee for the use of the Company's proprietary indices; and iii) providing portfolio monitoring services related to a number of unit investment trusts. This revenue is earned pursuant to the terms of the underlying contract, and the fee schedules for these relationships vary based on the type of services the Company provides for each relationship. This revenue is recognized as such fees are earned.

*Stock-based Compensation*—The Company recognizes compensation expense for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. The Company also estimates forfeitures.

*Income Taxes*—The Company records the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements in accordance with the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

*Currency Translation and Transactions*—Assets and liabilities of subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the applicable consolidated statement of financial condition date. Revenue and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating non-U.S. dollar functional currency into U.S. dollars are included in the Company's consolidated statements of comprehensive income. Gains or losses resulting from non-U.S. dollar currency transactions are included in other non-operating income in the consolidated statements of operations.

*Comprehensive Income*—The Company reports all changes in comprehensive income in the consolidated statements of comprehensive income. Comprehensive income includes net income or loss attributable to common shareholders, unrealized gains and losses from available-for-sale securities (net of tax), foreign currency translation gains and losses and reclassification to statements of operations of gains and losses from available-for-sale securities (net of tax).

*Recently Issued Accounting Pronouncements*—In February 2013, the Financial Accounting Standards Board ("FASB") issued new guidance requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This new guidance will be effective for the Company's first quarter of 2013. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's consolidated financial statements.

In January 2013, the FASB issued new guidance to clarify the scope of the offsetting disclosures associated with derivative and hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. This new guidance will be effective for the Company's first quarter of 2013. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's consolidated financial statements.

In October 2012, the FASB issued new guidance to make certain technical corrections to the FASB Accounting Standards Codification ("Codification"), which identifies when the use of fair value should be linked to the definition of fair value in Codification Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820"). The amendments affect various Codification topics and include source literature amendments, guidance clarification and reference corrections and relocated guidance. The amendments that will not have transition guidance were effective upon issuance and the amendments that are subject to the transition guidance will be effective for the Company's first quarter of 2013. The adoption of this new guidance did not have and is not expected to have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the second step to measure the amount of the impairment loss, if any. This new guidance will be effective for the Company's first quarter of 2013. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued new guidance to create new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. This new guidance will be effective for the Company's first quarter of 2013. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued new guidance to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the second step to measure the amount of the impairment loss, if any. This new guidance was effective for the Company's first quarter of 2012. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued new guidance eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The new guidance requires changes to the components of net income and comprehensive income in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The new guidance should be applied retrospectively. This new guidance was effective for the Company's first quarter of 2012. The Company elected to utilize the two-statement approach.

In May 2011, the FASB issued new guidance regarding fair value measurement and disclosures. The new guidance results in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Requirements. This new guidance changed the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance was effective for the Company's first quarter of 2012. See Note 5 for further discussion about the fair value of the Company's investments which incorporates this new guidance.

### 3. Goodwill and Intangible Assets

Goodwill and intangible assets recorded in the Company's statements of financial condition are related to the acquisition of Cohen & Steers Europe S.A. during 2006.

The following summarizes the changes in the Company's goodwill and intangible assets during the years ended December 31, 2012 and 2011 (in thousands):

| | Goodwill | Finite Lived Intangible Assets | Indefinite Lived Intangible Assets |
|---|---|---|---|
| Balance at January 1, 2011 | $ 20,334 | $ 718 | $ 1,250 |
| Currency revaluation | (400) | — | — |
| Amortization during 2011 | — | (89) | — |
| Balance at December 31, 2011 | $ 19,934 | $ 629 | $ 1,250 |
| Currency revaluation | 188 | — | — |
| Amortization during 2012 | — | (89) | — |
| Balance at December 31, 2012 | $ 20,122 | $ 540 | $ 1,250 |

The following is a summary of the intangible assets at December 31, 2012 and December 31, 2011 (in thousands):

| | Remaining Amortization Period (In Months) | Gross Carrying Amount | Accumulated Amortization | Intangible Assets, Net |
|---|---|---|---|---|
| **2012** | | | | |
| Amortized intangible assets: | | | | |
| Client relationships | 72 | $ 1,543 | $ (1,003) | $ 540 |
| Non-amortized intangible assets: | | | | |
| Mutual fund management contracts | — | 1,250 | — | 1,250 |
| Total | | $ 2,793 | $ (1,003) | $ 1,790 |
| **2011** | | | | |
| Amortized intangible assets: | | | | |
| Client relationships | 84 | $ 1,543 | $ (914) | $ 629 |
| Non-amortized intangible assets: | | | | |
| Mutual fund management contracts | — | 1,250 | — | 1,250 |
| Total | | $ 2,793 | $ (914) | $ 1,879 |

Amortization expenses related to the intangible assets was approximately $89,000 for each of the years ended December 31, 2012, 2011 and 2010, respectively. Estimated future amortization expense is as follows (in thousands):

| Periods Ending December 31, | Estimated Amortization Expense |
|---|---|
| 2013 | 89 |
| 2014 | 89 |
| 2015 | 89 |
| 2016 | 89 |
| 2017 | 89 |
| Thereafter | 95 |
| Total | $ 540 |

## 4. Investments

The following is a summary of the Company's investments as of December 31, 2012 and December 31, 2011 (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Securities owned | $ 97,155 | $ 25,304 |
| Equity investments | 8,106 | 7,868 |
| Investments, available-for-sale | 25,322 | 27,133 |

*Trading and equity investments*

Cohen & Steers Global Realty Partners III-TE, L.P. ("GRP-TE"), which had an initial closing in October 2011, is structured as a partnership. The Company is the general partner and investment manager of GRP-TE, for which it receives a management fee and is entitled to receive an incentive distribution, if earned. GRP-TE is a VIE and the Company is not deemed the primary beneficiary. As the general partner, the Company has significant influence over the financial decisions of GRP-TE and therefore records its investment in this fund using the equity method of accounting. The Company's equity interest in GRP-TE represents a seed investment to launch the fund which was made during the first quarter of 2012, adjusted for the Company's proportionate share of the fund's earnings. As of December 31, 2012, the fair value of the Company's equity interest in GRP-TE was approximately $89,000. The Company's risk with respect to its investment in GRP-TE is limited to its equity ownership and any uncollected management fees. In conjunction with the launch of GRP-TE, the Company established Cohen & Steers Co-Investment Partnership ("GRP-CIP"), which is used by the Company to fulfill its contractual commitment to co-invest with GRP-TE. See Note 13 for further discussion regarding the Company's co-investment commitment. As of December 31, 2012, the Company owned all of the voting interest in GRP-CIP. Accordingly, the underlying assets and liabilities of GRP-CIP have been included in the Company's consolidated financial statements.

The Cohen & Steers Real Asset Fund ("RAP"), launched by the Company on January 31, 2012, is an open-end mutual fund for which the Company is the investment manager. As of December 31, 2012, the Company had a controlling financial interest in RAP. Accordingly, the underlying assets and liabilities of RAP have been included in the Company's consolidated financial statements with the third party interests classified as redeemable noncontrolling interest.

Prior to the sale of the Company's remaining interest in Cohen & Steers Global Listed Infrastructure Fund ("GLIF") during June 2012, the Company owned the majority of the voting interest in GLIF. Accordingly, the underlying assets and liabilities of GLIF had been included in the Company's consolidated financial statements with the third party interests classified as redeemable noncontrolling interest.

During 2008, the Company launched the Cohen & Steers Onshore Global Real Estate Long-Short Fund (the "Onshore Fund"). As of December 31, 2012, the Company determined that the Onshore Fund was a VIE and the Company was the primary beneficiary. Therefore, the underlying assets and liabilities of the Onshore Fund have been included in the Company's consolidated financial statements with the third party interests classified as redeemable noncontrolling interest.

The following represents the portion of the consolidated statements of financial condition attributable to the consolidated Onshore Fund as of December 31, 2012 and December 31, 2011. The following assets may only be used to settle obligations of the Onshore Fund and these liabilities are only the obligations of the Onshore Fund for which the creditors do not have recourse to the general credit of the Company (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Securities owned | $ 26,002 | $ 21,952 |
| Due from broker | 12,358 | 10,321 |
| Other assets | 103 | 209 |
| Total assets | $ 38,463 | $ 32,482 |
| **Liabilities** | | |
| Securities sold but not yet purchased | $ 14,685 | $ 9,277 |
| Other liabilities | 335 | 493 |
| Total liabilities | $ 15,020 | $ 9,770 |

As of December 31, 2012 and December 31, 2011, cash and cash equivalents included in due from broker, which was related to the Company's consolidated funds, in the consolidated statements of financial condition of approximately $13,880,000 and $9,360,000, respectively, was held at two brokers for the purpose of covering securities sold but not yet purchased.

The Cohen & Steers Offshore Global Real Estate Long-Short Fund (the "Offshore Fund"), launched by the Company in 2008, is structured as a partnership. The Company is the general partner and investment manager of the Offshore Fund for which it receives a management fee and is entitled to receive a performance fee, if earned. The Company determined that the Offshore Fund was not a VIE. The limited partners, unaffiliated with the Company, have the ability to dissolve the fund with a majority vote. As a result the Company does not have financial control, the Offshore Fund is not consolidated into the Company's consolidated financial statements. As the general partner, the Company has significant influence over the financial decisions of the Offshore Fund and therefore, as of December 31, 2012, records its investment in this fund using the equity method of accounting. The Company's equity interest in the Offshore Fund represents a seed investment to launch the fund, adjusted for the Company's proportionate share of the fund's earnings.

The following is a summary of the fair value of securities owned and equity investments as of December 31, 2012 and December 31, 2011 (in thousands):

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Securities Owned | Equity Investments | Securities Owned | Equity Investments |
| GLIF | $ — | $ — | $ 3,352 | $ — |
| GRP-CIP | 2,142 | — | — | — |
| GRP-TE | — | 89 | — | — |
| Offshore Fund | — | 8,017 | — | 7,868 |
| Onshore Fund | 26,002 | — | 21,952 | — |
| RAP | 69,011 | — | — | — |
| Total | $ 97,155 | $ 8,106 | $ 25,304 | $ 7,868 |

Gain (loss) from trading securities—net for the years ended December 31, 2012, 2011 and 2010 are summarized below (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| CPX | $ — | $ — | $ (371) |
| GLIF | 142 | (145) | — |
| GRP-CIP | 55 | — | — |
| Onshore Fund | 2,994 | 184 | 189 |
| RAP | 891 | — | — |
| Total gain (loss) from trading securities—net | $ 4,082 | $ 39 | $ (182) |

Equity in earnings (losses) of affiliates for the years ended December 31, 2012, 2011 and 2010 are summarized below (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| CPX | $ — | $ — | $ 617 |
| GLIF | — | 76 | 1,187 |
| GRP-TE | — | — | — |
| Offshore Fund | 1,050 | (878) | 403 |
| Onshore Fund | — | (2,219) | 803 |
| Total equity in earnings (losses) of affiliates | $ 1,050 | $ (3,021) | $ 3,010 |

*Available-for-sale*

The following is a summary of the cost, gross unrealized gains, gross unrealized losses and fair value of investments, available-for-sale as of December 31, 2012 and December 31, 2011 (in thousands):

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses < 12 months | Fair Value |
| Preferred securities | $ 4,351 | $ 70 | $ (82) | $ 4,339 |
| Common stocks | 9,490 | 1,147 | (249) | 10,388 |
| Company-sponsored mutual funds | 10,100 | 495 | — | 10,595 |
| Total investments, available-for-sale | $ 23,941 | $ 1,712 | $ (331) | $ 25,322 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses < 12 months | Fair Value |
| Preferred securities | $ 5,236 | $ 98 | $ (117) | $ 5,217 |
| Common stocks | 12,247 | 698 | (401) | 12,544 |
| Company-sponsored mutual funds | 10,100 | — | (728) | 9,372 |
| Total investments, available-for-sale | $ 27,583 | $ 796 | $ (1,246) | $ 27,133 |

During the year ended December 31, 2010, the Company recorded an impairment loss, which is included in the gain from available-for-sale securities-net in the consolidated statements of operations, of approximately $363,000 primarily from auction rate preferred securities.

Unrealized losses on investments, available-for-sale as of December 31, 2012 were generally caused by market conditions. When evaluating whether an unrealized loss on an investment, available-for-sale is other than temporary, the Company reviews such factors as extent and duration of the loss, deterioration in the issuer's credit quality, reduction or cessation of dividend payments and overall financial strength of the issuer. As of December 31, 2012, the Company determined that it had the ability and intent to hold the remaining investments for which no other-than-temporary impairment has occurred until a recovery of fair value. Accordingly, impairment of these investments is considered temporary.

Sales proceeds, gross realized gains and losses from investments, available-for-sale for the years ended December 31, 2012, 2011 and 2010 are summarized below (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Proceeds from sales | $ 25,736 | $ 28,703 | $ 54,873 |
| Gross realized gains | 1,918 | 1,509 | 8,694 |
| Gross realized losses | (681) | (1,133) | (767) |

**5. Fair Value**

Topic 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value.

ASC 820 specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments. In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820. Transfers among levels, if any, are recorded at the beginning of the reporting period. There were no transfers between level 1 and level 2 during the year ended December 31, 2012.

The following table presents fair value measurements as of December 31, 2012 (in thousands):

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents* | $ 20,204 | $ — | $ — | $ 20,204 |
| Due from broker* | $ 3,950 | $ — | $ — | $ 3,950 |
| Securities owned | | | | |
| Preferred securities | $ 1,418 | $ 1,505 | $ — | $ 2,923 |
| Common stocks | 51,354 | 16,744 | 1,168 | 69,266 |
| Fixed income securities | — | 22,824 | — | 22,824 |
| Limited partnership interests | — | — | 2,142 | 2,142 |
| Total securities owned | $ 52,772 | $ 41,073 | $ 3,310 | $ 97,155 |
| Equity investments ** | $ — | $ 8,017 | $ 89 | $ 8,106 |
| Investments, available-for-sale | | | | |
| Preferred securities | $ 1,254 | $ 5 | $ 3,080 | $ 4,339 |
| Common stocks | 10,388 | — | — | 10,388 |
| Company-sponsored mutual funds | 10,595 | — | — | 10,595 |
| Total investments, available-for-sale | $ 22,237 | $ 5 | $ 3,080 | $ 25,322 |
| Derivatives - assets | | | | |
| Equity contracts | $ 51 | $ 52 | $ — | $ 103 |
| Foreign exchange contracts | — | 616 | — | 616 |
| Commodity contracts | 336 | — | — | 336 |
| Total derivatives - assets | $ 387 | $ 668 | $ — | $ 1,055 |
| Derivatives - liabilities | | | | |
| Equity contracts | $ 4 | $ 111 | $ — | $ 115 |
| Commodity contracts | 492 | — | — | 492 |
| Credit contracts | — | 20 | — | 20 |
| Total derivatives - liabilities | $ 496 | $ 131 | $ — | $ 627 |
| Securities sold but not yet purchased - common stocks | $ 14,685 | $ — | $ — | $ 14,685 |

* Comprised of investments in money market funds.
** Comprised of investments accounted for using the equity method of accounting.

Securities owned classified as level 2 in the above table were primarily comprised of investments in United States Treasury Bills carried at amortized cost, which approximates fair value, and foreign common stocks valued at foreign exchange closing prices, adjusted for subsequent significant events or market movements.

Securities owned classified as level 3 in the above table were comprised of investments in the common stock of a privately held bank holding company and limited partnership interests. The investments in the common stock of a privately held bank holding company were valued by the Company's valuation committee using a market approach which utilized market multiples derived from a set of comparables. The limited partnership interest made during 2012 as a co-investment through GRP-CIP, along with the Company's interests in GRP-TE, represent the Company's collective ownership interests in private equity vehicles that invest directly in U.S. commercial real estate and were valued primarily based on the recent transaction value of the underlying investments.

Equity investments classified as level 2 in the above table primarily represent the carrying amount of an equity investment in the Offshore Fund, which approximates its fair value based on the fund's net asset value. The fund makes long and short investments in listed real estate securities to maximize absolute and risk-adjusted returns with modest volatility.

The Company has the ability to redeem its investment in the fund monthly at net asset value per share with prior written notice of 30 days and there are no significant restrictions to redemption.

Investments, available-for-sale classified as level 3 in the above table were comprised primarily of auction rate preferred securities which were measured at fair value using a third party pricing service which utilizes a combination of a market approach based on the quoted prices for identical or similar instruments in markets that are not active and an income approach in which the expected cash flows of the securities were discounted back to the measurement date. The Company reviews the fair value provided by the pricing service and confirms its understanding of the methodology utilized.

The following table presents fair value measurements as of December 31, 2011 (in thousands):

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents* | $ 35,050 | $ — | $ — | $ 35,050 |
| Securities owned | | | | |
| Preferred securities | $ 2,528 | $ — | $ — | $ 2,528 |
| Common stocks | 21,501 | — | 1,275 | 22,776 |
| Total securities owned | $ 24,029 | $ — | $ 1,275 | $ 25,304 |
| Equity investments ** | $ — | $ 7,868 | $ — | $ 7,868 |
| Investments, available-for-sale | | | | |
| Preferred securities | $ 1,052 | $ 15 | $ 4,150 | $ 5,217 |
| Common stocks | 12,544 | — | — | 12,544 |
| Company-sponsored mutual funds | 9,372 | — | — | 9,372 |
| Total investments, available-for-sale | $ 22,968 | $ 15 | $ 4,150 | $ 27,133 |
| Derivatives - assets | | | | |
| Equity contracts | $ 48 | $ 98 | $ — | $ 146 |
| Credit contracts | — | 2 | — | 2 |
| Total derivatives - assets | $ 48 | $ 100 | $ — | $ 148 |
| Derivatives - liabilities | | | | |
| Equity contracts | $ 11 | $ 245 | $ — | $ 256 |
| Securities sold but not yet purchased | $ 9,277 | $ — | $ — | $ 9,277 |

* Comprised of investments in money market funds.
** Comprised of investments accounted for using the equity method of accounting.

Securities owned classified as level 3 in the above table were comprised of investments in the common stock of a privately held bank holding company. These securities were valued by the Company's valuation committee using a market approach which incorporated the transaction data for privately negotiated transactions and market multiples derived from a set of comparables.

Equity investments classified as level 2 in the above table represent the fair value measurement of an equity investment in the Offshore Fund, which is measured at fair value based on the fund's net asset value. The fund makes long and short investments in listed real estate securities to maximize absolute and risk-adjusted returns with modest volatility. The Company has the ability to redeem its investment in the fund monthly at net asset value per share with prior written notice of 30 days and there are no significant restrictions to redemption.

Investments, available-for-sale classified as level 3 in the above table were comprised of auction rate preferred securities, which were measured at fair value using a third party pricing service which utilizes a combination of a market approach based on the quoted prices for identical or similar instruments in markets that are not active and an income approach in which the expected cash flows of the securities were discounted back to the measurement date. The Company reviews the fair value provided by the pricing service and confirms its understanding of the methodology utilized.

The following table summarizes the changes in level 3 investments measured at fair value on a recurring basis for the years ended December 31, 2012 and December 31, 2011 (in thousands):

| | Securities Owned | | Equity Investments | Investments, available-for-sale |
|---|---|---|---|---|
| | Common Stocks | Limited Partnership Interests | GRP-TE | Preferred Securities |
| Balance at January 1, 2011 | $ — | $ — | $ — | $ — |
| Purchases | — | — | — | — |
| Sales | — | — | — | — |
| Realized gains | — | — | — | — |
| Unrealized (losses) gains | — | — | — | — |
| Transfers to level 3 investments | — | — | — | 4,150 * |
| Reclassification from equity investments due to consolidation | 1,275 | — | — | — |
| Balance at December 31, 2011 | $ 1,275 | $ — | $ — | $ 4,150 |
| Purchases | 628 | 2,080 | 89 | 125 |
| Sales | — | — | — | (1,213) |
| Realized gains | — | — | — | 100 |
| Unrealized (losses) gains | (107) | 62 | — | 6 |
| Transfers out of level 3 investments | (628) ## | — | — | (88) # |
| Balance at December 31, 2012 | $ 1,168 | $ 2,142 | $ 89 | $ 3,080 |

* Transferred from level 2 to level 3 as a result of a decline in the level of transaction activity for identical or similar instruments during the year ended December 31, 2011.

## Transferred from level 3 to level 2 because observable market data became available for the securities during the year ended December 31, 2012.

# Transferred from level 3 to level 1 because securities started trading actively on an exchange during the year ended December 31, 2012.

Realized gains (losses) from investments classified as securities owned, equity investments and investments, available-for-sale in the above tables were recorded as gain (loss) from trading securities, equity in earnings (losses) of affiliates and gain (loss) from available-for-sale securities, respectively, in the Company's consolidated statements of operations. Unrealized gains (losses) from investments classified as securities owned and equity investments in the above tables were recorded as gain (loss) from trading securities and equity in earnings (losses) of affiliates, respectively, in the Company's consolidated statements of operations. Unrealized gains (losses) from investments, available-for-sale in the above tables were recorded as unrealized gain (loss) from available-for-sale securities in the Company's consolidated statements of comprehensive income. The Company did not recognize any gains or losses on level 3 investments for the year ended December 31, 2010.

*Valuation Techniques*

In certain instances, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable brokers/dealers or pricing services. In determining the value of a particular investment, pricing services may use information with respect to transactions in such investments, broker quotes, pricing matrices, market transactions in comparable investments and various relationships between investments. As part of its independent price verification process, the Company selectively performs detailed reviews of valuations provided by broker/dealers or pricing services.

In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments, little market activity may exist; management's determination of fair value is then based on the best information available in the circumstances, and may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors.

Such investments are valued on a quarterly basis, taking into consideration any changes in key inputs and changes in economic and other relevant conditions and valuation models are updated accordingly. The valuation process also includes a review by the Company's valuation committee which is primarily comprised of senior members from various departments within the Company, including investment management. The valuation committee provides independent oversight of the valuation policies and procedures.

The valuation techniques and significant unobservable inputs used in the fair value measurement of the following level 3 investments as of December 31, 2012 were (in thousands):

| | Fair Value | Fair Value Methodology | Significant Unobservable Inputs | Price to Book Ratio Range |
|---|---|---|---|---|
| Common shares of privately-held company | $ 1,168 | Market comparable companies | Price / book ratio | 1.02x - 1.1x |
| Limited partnership interests | $ 2,142 | Transaction value | Recent transaction price | |

The significant unobservable input related to common shares of a privately-held bank holding company utilized in the fair value measurement of the level 3 investments in the above table is the price to book ratio. Significant changes in this input may result in a materially higher or lower fair value measurement. The disclosure in the above table excludes auction rate preferred securities for which fair value is based on unobservable but non-quantitative inputs. Such items include financial instruments for which the determination of fair value is based on unadjusted quotations provided by a third party pricing service.

**6. Derivatives**

The following is a summary of the notional and fair value of the derivative financial instruments. The notional amount represents the absolute value amount of all outstanding derivative contracts based on the fair value of each contract at December 31, 2012 (in thousands):

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Assets | | Liabilities | |
| | Notional | Fair Value | Notional | Fair Value |
| Total equity contracts | $ 9,608 | $ 103 | $ 4,942 | $ 115 |
| Total foreign exchange contracts | 13,584 | 616 | — | — |
| Total commodity contracts | 17,817 | 336 | 10,954 | 492 |
| Total credit contracts | — | — | 1,500 | 20 |
| Total derivatives | $ 41,009 | $ 1,055 | $ 17,396 | $ 627 |

The following is a summary of the notional and fair value of the derivative financial instruments. The notional amount represents the absolute value amount of all outstanding derivative contracts based on the fair value of each contract at December 31, 2011 (in thousands):

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Assets | | Liabilities | |
| | Notional | Fair Value | Notional | Fair Value |
| Total equity contracts | $ 5,469 | $ 146 | $ 10,139 | $ 256 |
| Total credit contracts | 1,511 | 2 | — | — |
| Total derivatives | $ 6,980 | $ 148 | $ 10,139 | $ 256 |

The Company had no derivative financial instruments at December 31, 2010. For the years ended December 31, 2012 and 2011, the effect of derivative transactions was not material to the Company's consolidated statements of operations. As of December 31, 2012, cash included in due from broker and securities included in securities owned in the consolidated statement of financial condition of approximately $2,161,000 and $849,000, respectively, were held as collateral for futures, total return and credit default swaps. As of December 31, 2011, cash included in due from broker in the consolidated statement of financial condition of approximately $2,507,000 was held as collateral for total return and credit default swaps.

### 7. Property and Equipment

The following is a summary of property and equipment at December 31, 2012 and 2011 (in thousands):

| | At December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Equipment | $ 5,539 | $ 5,262 |
| Furniture and fixtures | 3,465 | 3,465 |
| Software | 10,366 | 7,310 |
| Leasehold improvements | 11,346 | 11,308 |
| Subtotal | 30,716 | 27,345 |
| Less: Accumulated depreciation and amortization | (21,613) | (16,145) |
| Property and equipment, net | $ 9,103 | $ 11,200 |

Depreciation and amortization expense related to property and equipment was $5,473,000, $4,967,000 and $4,442,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the related assets which ranges from 3-7 years.

### 8. Earnings Per Share

Basic earnings per share are calculated by dividing net income attributable to common shareholders by the weighted average shares outstanding. Diluted earnings per share are calculated by dividing net income attributable to common shareholders by the total weighted average shares of common stock outstanding and common stock equivalents. Common stock equivalents are comprised of dilutive potential shares from restricted stock unit awards. Common stock equivalents are excluded from the computation if their effect is anti-dilutive. Diluted earnings per share are computed using the treasury stock method.

No anti-dilutive common stock equivalents were excluded from the computation for the year ended December 31, 2012. Anti-dilutive common stock equivalents of approximately 2,000 and 47,000 shares were excluded from the computation for the years ended December 31, 2011 and 2010, respectively.

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per share data):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 67,896 | $ 54,277 | $ 46,405 |
| Less: Net (income) loss attributable to redeemable noncontrolling interest | (1,779) | 30 | (8) |
| Net income attributable to common shareholders | $ 66,117 | $ 54,307 | $ 46,397 |
| Basic weighted average shares outstanding | 43,766 | 43,190 | 42,715 |
| Dilutive potential shares from restricted stock units | 716 | 785 | 512 |
| Diluted weighted average shares outstanding | 44,482 | 43,975 | 43,227 |
| Basic earnings per share attributable to common shareholders | $ 1.51 | $ 1.26 | $ 1.09 |
| Diluted earnings per share attributable to common shareholders | $ 1.49 | $ 1.23 | $ 1.07 |

## 9. Stock-Based Compensation

### 2004 Stock Incentive Plan

The Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan (the "SIP") provides for the issuance of Restricted Stock Units ("RSUs"), stock options and other stock-based awards for a period of up to ten years to eligible employees and directors. A total of 14.0 million shares of common stock may be granted under the SIP. At December 31, 2012, RSUs with respect to approximately 11.3 million shares of common stock were issued.

### Restricted Stock Units

*Vested Restricted Stock Unit Grants*

The Company has granted awards of vested RSUs to the independent directors of the Company pursuant to the SIP. The directors are entitled to receive delivery of the underlying common stock on the third anniversary of the date of the grant. Dividends declared during the delayed delivery period are paid to the directors in cash. At December 31, 2012, vested RSUs with respect to approximately 34,000 shares of common stock were outstanding pursuant to these grants. In connection with the grant of these vested RSUs, the Company recorded non-cash stock-based compensation expense of approximately $326,000, $300,000 and $300,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table sets forth activity relating to the Company's granted awards of vested RSUs under the SIP for awards to the independent directors (share data in thousands):

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance at January 1, 2010 | 38 | $21.32 |
| Granted | 13 | 22.79 |
| Delivered | (5) | 40.57 |
| Balance at December 31, 2010 | 46 | 19.66 |
| Granted | 10 | 29.12 |
| Delivered | (11) | 27.63 |
| Balance at December 31, 2011 | 45 | 19.90 |
| Granted | 10 | 31.77 |
| Delivered | (21) | 13.79 |
| Balance at December 31, 2012 | 34 | 27.46 |

*Unvested Restricted Stock Unit Grants*

The Company grants awards of unvested RSUs to certain employees pursuant to the SIP. The fair value at the date of grant is expensed on a straight-line basis over the applicable service periods. Except in circumstances where a dividend is determined to be an extraordinary dividend in the sole discretion of the Company's Compensation Committee (in which case dividend equivalents are accrued on such RSUs in the form of additional unvested RSUs), dividends are not paid to the holders of such unvested RSUs. At December 31, 2012, RSUs with respect to approximately 979,000 shares of common stock were outstanding pursuant to these grants. Amortization expense related to the unearned stock-based compensation, net of forfeitures, was approximately $7,328,000, $8,224,000 and $7,460,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table sets forth activity relating to the Company's granted awards under the above mentioned plans (share data in thousands):

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance at January 1, 2010 | 637 | $22.64 |
| Granted | 1,055 | 20.68 |
| Delivered | (220) | 23.60 |
| Forfeited | (40) | 21.82 |
| Balance at December 31, 2010 | 1,432 | 21.07 |
| Granted | 253 | 28.98 |
| Delivered | (369) | 22.47 |
| Forfeited | (37) | 21.98 |
| Balance at December 31, 2011 | 1,279 | 22.21 |
| Granted | 100 | 32.34 |
| Delivered | (346) | 23.57 |
| Forfeited | (54) | 20.75 |
| Balance at December 31, 2012 | 979 | 22.85 |

*Incentive Bonus Plans for Employees of the Company*

The Company has implemented two programs for employees under which (i) based upon compensation levels, it automatically pays a portion of their year-end bonuses in the form of unvested RSUs ("Mandatory Plan") and (ii) employees can elect to defer, on a pre-tax basis, an additional portion of their year-end bonus in the form of vested RSUs ("Voluntary Plan"). These RSUs are issued pursuant to the SIP. Under both plans, the Company matches a predetermined amount of the employee contribution in the form of unvested RSUs. Dividend equivalents are accrued on the deferred compensation awards and the matches in the form of additional unvested RSUs. The RSUs under the Mandatory Plan, including the Company match, will vest and be delivered pro-rata over four years. The dividend equivalents issued under the Mandatory Plan vest and will be delivered four years after the date of grant. The RSUs granted under the Voluntary Plan vest immediately at the date of grant and will be delivered three years after the date of grant. The Company match and dividend equivalents under the Voluntary Plan vest and will be delivered three years after the date of grant. The fair value at the date of grant of the RSUs under the Mandatory Plan and the matching under both programs is expensed on a straight-line basis. On May 8, 2012, the Company discontinued the company match on amounts deferred under the Mandatory Plan. All historical grants made pursuant to the company match on amounts deferred under the Mandatory Plan will continue to vest and be delivered in accordance with the previous schedule. Further, on May 8, 2012 the Company discontinued the Voluntary Plan, commencing with performance year 2013. All historical grants made pursuant to the Voluntary Plan, as well as the company match on such grants, will continue to vest and/or be delivered in accordance with the previous schedule. All employees that made an election to voluntarily defer a portion of their 2012 year-end bonus were permitted to defer such optional deferred amount, and received a matching contribution from the company on such optional deferred amount.

As of December 31, 2012, approximately 1,262,000 and 52,000 RSUs under the Mandatory Plan and Voluntary Plan, respectively, including matching and dividend equivalents, were outstanding. In connection with the grant of the vested RSUs issued under the Voluntary Plan, the Company recorded a non-cash stock-based compensation expense, including amortization on the matching component, of approximately $577,000, $602,000, and $539,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense, net of forfeitures, related to the unearned stock-based compensation of the Mandatory Plan, including the matching component, was approximately $10,069,000, $10,300,000 and $7,410,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table sets forth activity relating to the Company's incentive bonus plans, including Company match and dividend equivalents (share data in thousands):

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance at January 1, 2010 | 932 | $27.41 |
| Granted | 162 | 21.07 |
| Delivered | (315) | 32.24 |
| Forfeited | (9) | 21.18 |
| Balance at December 31, 2010 | 770 | 24.17 |
| Granted | 740 | 28.59 |
| Delivered | (362) | 27.79 |
| Forfeited | (16) | 25.46 |
| Balance at December 31, 2011 | 1,132 | 25.88 |
| Granted | 692 | 33.38 |
| Delivered | (464) | 24.72 |
| Forfeited | (46) | 30.88 |
| Balance at December 31, 2012 | 1,314 | 30.07 |

**Employee Stock Purchase Plan**

Pursuant to the 2004 Employee Stock Purchase Plan ("ESPP"), the Company allows eligible employees, as defined in the ESPP, to purchase common stock at a 15% discount from market value with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of common stock authorized for purchase by eligible employees was 500,000. For the years ended December 31, 2012, 2011 and 2010, approximately 16,000, 18,000 and 21,000 shares, respectively, had been purchased by eligible employees through the ESPP. For the years ended December 31, 2012, 2011 and 2010, the Company recorded a non-cash stock-based compensation expense of approximately $76,000, $81,000 and $74,000, respectively, which represents the discount on the shares issued pursuant to this plan. The ESPP will terminate upon the earliest to occur of the following: (1) termination of the ESPP by the board of directors, (2) issuance of all of the shares reserved for issuance under the ESPP, or (3) the tenth anniversary of the effective date of the ESPP.

**10. 401(k) and Profit-Sharing Plan**

The Company sponsors a profit-sharing plan (the "Plan") covering all employees who meet certain age and service requirements. Subject to limitations, the Plan permits participants to defer up to 100% of their compensation pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at $0.50 per $1.00 deferred. The Plan also allows the Company to make discretionary contributions, which are integrated with the taxable wage base under the Social Security Act. No discretionary contributions were made for the years ended December 31, 2012, 2011 and 2010.

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are used to reduce the Company's contributions to the Plan. Forfeitures for the years ended December 31, 2012, 2011 and 2010 totaled approximately $72,000, $52,000 and $110,000, respectively.

Matching contributions, net of forfeitures, to the Plan totaled approximately $1,110,000, $1,088,000 and $953,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

## 11. Related Party Transactions

The Company is an investment advisor to, and has administrative agreements with, affiliated open-end and closed-end mutual funds for which certain employees are officers and/or directors. The following table sets forth the amount of revenue the Company earned from these affiliated funds for the years ended December 31, 2012, 2011 and 2010 (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Investment advisory and administration fees | $ 155,931 | $ 132,320 | $ 107,206 |
| Distribution and service fees | 11,334 | 9,718 | 9,078 |
| | $ 167,265 | $ 142,038 | $ 116,284 |

For the years ended December 31, 2012, 2011 and 2010, the Company had investment advisory agreements with certain affiliated closed-end mutual funds, pursuant to which the Company contractually waived approximately $299,000, $1,826,000 and $3,351,000, respectively, of advisory fees it was otherwise entitled to receive. These investment advisory agreements contractually require the Company to waive a portion of the advisory fees the Company otherwise would charge for up to 10 years from the respective fund's inception date. The board of directors of these mutual funds must approve the renewal of the advisory agreements each year, including any reduction in advisory fee waivers scheduled to take effect during that year. As of December 31, 2012, there were no additional scheduled reductions in advisory fee waivers for any fund.

Sales proceeds, gross realized gains and dividend income from investments, available-for-sale in Company-sponsored mutual funds for the years ended December 31, 2012, 2011 and 2010 are summarized below (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Proceeds from sales | $ 103 | $ 3,333 | $ 14,250 |
| Gross realized gains | 4 | 317 | 1,554 |
| Dividend income | 3 | 36 | 647 |

The Company has agreements with certain affiliated open-end and closed-end mutual funds to reimburse certain fund expenses. For the years ended December 31, 2012, 2011 and 2010, expenses of approximately $6,345,000, $6,229,000 and $5,273,000, respectively, were incurred by the Company pursuant to these agreements and are included in general and administrative expenses.

Included in accounts receivable at December 31, 2012 and 2011 are receivables due from Company-sponsored mutual funds of approximately $18,133,000 and $12,947,000, respectively.

## 12. Regulatory Requirements

Securities, a registered broker/dealer in the U.S., is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that broker/dealers maintain a minimum level of net capital, as defined. As of December 31, 2012, Securities had net capital of approximately $1,082,000, which exceeded its requirements by approximately $1,004,000. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital.

Securities does not carry customer accounts and is exempt from the SEC's Rule 15c3-3 pursuant to provisions (k)(1) of such rule.

The non-U.S. subsidiaries of the Company are regulated outside the U.S. by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Securities Authority, and the Belgium Financial Services and Markets Authority (collectively, the "Foreign Regulated Entities"). As of December 31, 2012, the Foreign Regulated Entities had aggregate regulatory capital of approximately $60,401,000, which exceeded requirements by approximately $58,989,000.

## 13. Commitments and Contingencies

The Company leases office space under noncancelable operating leases expiring at various dates through January 2024. On June 29, 2012, the Company extended the lease for its corporate headquarters in New York City for an added 10 year period through January 2024. The Company subleases some of its office space to a third party under a noncancelable operating lease expiring January 30, 2014. The aggregate minimum future payments under the leases and subleases are as follows (in thousands):

| Years Ended December 31, | Gross Rent Obligations | Sublease Income | Net Rent Obligations |
|---|---|---|---|
| 2013 | $ 8,088 | $ (1,101) | $ 6,987 |
| 2014 | 7,878 | (75) | 7,803 |
| 2015 | 8,993 | — | 8,993 |
| 2016 | 8,747 | — | 8,747 |
| 2017 | 8,447 | — | 8,447 |
| Thereafter | 55,768 | — | 55,768 |
| | $ 97,921 | $ (1,176) | $ 96,745 |

Rent expense charged to operations, including escalation charges for real estate taxes and other expenses, totaled approximately $8,535,000, $7,109,000 and $7,135,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Sublease rental income received for the years ended December 31, 2012, 2011 and 2010 was approximately $1,025,000, $1,010,000 and $987,000, respectively.

From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its business or financial condition.

The Company periodically commits to fund a portion of the equity in certain of its sponsored investment products. The Company has committed to co-invest 5%, up to $25 million, of the total capital raised in Cohen & Steers Global Realty Partners III ("GRP"), a global private equity multimanager fund that had an initial closing on October 4, 2011, and such co-investment will be invested in GRP for up to 12 years through the life of the fund. As of December 31, 2012, the Company has funded approximately $2.2 million with respect to this commitment. The ultimate co-investment amount and actual timing of the funding of this commitment is currently unknown, as the co-investment amount will be based on investor commitments to GRP through June 2013, and the drawdown of the Company's commitment is contingent on the timing of drawdowns by the underlying funds and co-investments in which GRP invests. This unfunded commitment was not recorded on the Company's consolidated statements of financial condition as of December 31, 2012.

## 14. Income Taxes

The provision for income taxes for the years ended December 31, 2012, 2011 and 2010 includes U.S. federal, state, local and foreign taxes. The effective tax rate of approximately of 35.5% for the year ended December 31, 2012 included discrete items, which are items that are unusual or infrequently occurring in nature, the most significant of which was attributable to the launch costs for Cohen & Steers Limited Duration Preferred and Income Fund, Inc. ("LDP"), a closed-end mutual fund. Excluding the discrete items, the effective tax rate for the year ended December 31, 2012 was approximately 36%. The effective tax rate for the year ended December 31, 2011 was approximately 38%. The effective tax rate of approximately 29% for the year ended December 31, 2010 included discrete items, the most significant of which was attributable to the gain of approximately $6,776,000 from sales of previously impaired securities. Excluding these discrete items, the effective rate for the year ended December 31, 2010 was approximately 34%.

The Company does not provide for deferred taxes on the excess of the financial reporting over the tax basis in its investments in foreign subsidiaries that are essentially permanent in duration. That excess totaled approximately $69,393,000 as of December 31, 2012. The determination of the additional deferred taxes that have not been provided is not practicable because of the complexities of the hypothetical calculation.

The income before provision for income taxes and provision for income taxes for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Income before provision for income taxes | $ 104,303 | $ 86,861 | $ 65,494 |
| Current taxes: | | | |
| U.S. federal | $ 29,723 | $ 24,685 | $ 13,044 |
| State and local | 3,754 | 3,357 | 1,897 |
| Non-U.S. | 3,103 | 4,957 | 3,925 |
| | 36,580 | 32,999 | 18,866 |
| Deferred taxes: | | | |
| U.S. federal | (92) | (320) | 181 |
| State and local | (12) | (43) | 26 |
| Non-U.S. | (69) | (52) | 16 |
| | (173) | (415) | 223 |
| Provision for income taxes | $ 36,407 | $ 32,584 | $ 19,089 |

Deferred income taxes represent the tax effects of the temporary differences between book and tax bases and are measured using enacted tax rates that will be in effect when such items are expected to reverse. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

Significant components of the Company's net deferred income tax asset at December 31, 2012 and 2011 consist of the following (in thousands):

| | At December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Deferred income tax assets (liabilities): | | |
| Stock-based compensation | $ 6,376 | $ 6,418 |
| Non-deductible realized losses on sales of securities | 7,109 | 7,960 |
| Dividend equivalents on unvested restricted stock units | 3,618 | 2,857 |
| Unrealized gains on investments | (1,596) | (939) |
| Other | 177 | (42) |
| Subtotal | 15,684 | 16,254 |
| Less: valuation allowance | (5,513) | (7,021) |
| Deferred income tax asset - net | $ 10,171 | $ 9,233 |

At December 31, 2012, the Company had approximately $4,899,000 of total gross unrecognized tax benefits. Of this total, approximately $2,957,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods. The Company expects to reduce its unrecognized tax benefits by $1,428,000 within the next twelve months due to the lapse of the statute of limitations on certain positions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

| | Liability for Unrecognized Tax Benefits |
|---|---|
| Gross unrecognized tax benefits balance at January 1, 2010 | $ 4,874 |
| Addition for tax positions of current year | 890 |
| Addition for tax positions of prior years | 178 |
| Reduction of tax positions from prior years | (1,213) |
| Gross unrecognized tax benefits balance at December 31, 2010 | $ 4,729 |
| Addition for tax positions of current year | 832 |
| Addition for tax positions of prior years | 52 |
| Reduction of tax positions from prior years | (901) |
| Gross unrecognized tax benefits balance at December 31, 2011 | $ 4,712 |
| Addition for tax positions of current year | 933 |
| Addition for tax positions of prior years | 74 |
| Reduction of tax positions from prior years | (820) |
| Gross unrecognized tax benefits balance at December 31, 2012 | $ 4,899 |

The Company recognizes potential interest and penalties related to uncertain tax positions in the provision for income taxes. At December 31, 2012 and 2011, the Company had accrued approximately $710,000 and $643,000, respectively, in potential interest associated with uncertain tax positions.

The tax years 2004 through 2012 remain open to examination by various taxing jurisdictions.

A reconciliation of the Company's statutory federal income tax rate and the effective tax rate for the years ended December 31, 2012, 2011 and 2010 is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| U.S. statutory tax rate | 35.0 % | 35.0 % | 35.0 % |
| State and local income taxes, net of federal income taxes | 4.4 % | 4.8 % | 5.1 % |
| Non-deductibility of losses on securities | — % | 1.6 % | — % |
| Reserve adjustments | (0.1)% | (0.2)% | (0.9)% |
| Non-taxable gains on securities | (1.2)% | — % | (6.0)% |
| Foreign operations tax differential | (2.4)% | (4.0)% | (4.6)% |
| Other | (0.2)% | 0.3 % | 0.5 % |
| Effective income tax rate | 35.5 % | 37.5 % | 29.1 % |

## 15. Concentration of Credit Risk

The Company's cash is principally on deposit with three major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

The following affiliated fund and third party institutional separate account relationship provided 10 percent or more of the total revenue of the Company (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cohen & Steers Realty Shares, Inc.: | | | |
| Investment advisory and administration fees | $ 36,853 | $ 29,731 | $ 22,375 |
| Percent of total revenue | 13% | 13% | 12% |
| One Institutional Separate Account Relationship: | | | |
| Investment advisory and administration fees | $ 40,904 | $ 41,538 | $ 22,219 |
| Portfolio consulting and other | 12,000 | 907 | 208 |
| Total | $ 52,904 | $ 42,445 | $ 22,427 |
| Percent of total revenue | 19% | 18% | 12% |

The table below presents revenue by client domicile for the years ended December 31, 2012, 2011 and 2010 (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States | $ 216,985 | $ 178,105 | $ 146,854 |
| Non - U.S. | | | |
| Japan | 41,243 | 41,632 | 22,219 |
| Other | 15,325 | 17,509 | 14,665 |
| Total | $ 273,553 | $ 237,246 | $ 183,738 |

## 16. Selected Quarterly Financial Data (unaudited)

The table below presents selected quarterly financial data for 2012 and 2011. The data presented should be read in conjunction with the consolidated financial statements of Cohen & Steers, Inc. and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein (in thousands, except per share data):

| | Quarter | | | | |
|---|---|---|---|---|---|
| | 1st | 2nd | 3rd | 4th | Total |
| 2012 | | | | | |
| Revenue | $ 63,730 | $ 67,432 | $ 71,296 | $ 71,095 | $ 273,553 |
| Operating income | 25,396 | 26,064 | 12,239 | 32,733 | 96,432 |
| Net income attributable to common shareholders | 18,054 | 16,079 | 10,261 | 21,723 | 66,117 |
| Earnings per share attributable to common shareholders: | | | | | |
| Basic | $ 0.41 | $ 0.37 | $ 0.23 | $ 0.50 | $ 1.51 |
| Diluted | $ 0.41 | $ 0.36 | $ 0.23 | $ 0.49 | $ 1.49 |
| Weighted-average shares outstanding: | | | | | |
| Basic | 43,601 | 43,808 | 43,822 | 43,832 | 43,766 |
| Diluted | 44,386 | 44,393 | 44,537 | 44,609 | 44,482 |
| 2011 | | | | | |
| Revenue | $ 54,755 | $ 61,459 | $ 61,616 | $ 59,416 | $ 237,246 |
| Operating income | 18,913 | 22,895 | 22,397 | 22,799 | 87,004 |
| Net income attributable to common shareholders | 12,975 | 15,679 | 9,606 | 16,047 | 54,307 |
| Earnings per share attributable to common shareholders: | | | | | |
| Basic | $ 0.30 | $ 0.36 | $ 0.22 | $ 0.37 | $ 1.26 |
| Diluted | $ 0.30 | $ 0.36 | $ 0.22 | $ 0.36 | $ 1.23 |
| Weighted-average shares outstanding: | | | | | |
| Basic | 43,051 | 43,220 | 43,237 | 43,249 | 43,190 |
| Diluted | 43,781 | 43,840 | 44,133 | 44,141 | 43,975 |

## 17. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statements were issued. Other than the items described below, the Company determined that there were no additional subsequent events that necessitated disclosures and/or adjustments.

On March 13, 2013, CNS declared quarterly cash dividend on its common stock in the amount of $0.20 per share. The dividend will be payable on April 12, 2013 to stockholders of record at the close of business on March 27, 2013.

In February 2013, the Company completed a reorganization of Cohen & Steers Europe S.A., resulting in the change of its ownership from CNS to Cohen & Steers UK Limited. This reorganization did not have a material impact on the Company's consolidated financial statements.

***Performance data quoted represents past performance. Past performance is no guarantee of future results.*** The investment return and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. The views and opinions in the preceding commentary are as of the date of publication and are subject to change. There is no guarantee that any market forecast set forth in this presentation will be realized. This material should not be relied upon as investment advice, does not constitute a recommendation to buy or sell a security or other investment and is not intended to predict the performance of any investment. Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition.

*Please consider the investment objectives, risks, charges and expenses of any Cohen & Steers fund carefully before investing. For Cohen & Steers open-end funds, a summary prospectus and prospectus containing this and other information can be obtained by calling 800 330 7348 or visiting cohenandsteers.com. Please read the summary prospectus and prospectus carefully before investing. Cohen & Steers open-end funds are distributed by Cohen & Steers Securities, LLC. For Cohen & Steers closed-end funds, you can obtain the fund's most recent periodic reports, when available, and other regulatory filings by contacting your financial advisor or visiting cohenandsteers.com. These reports and other filings can also be found on the Securities and Exchange Commission's EDGAR Database. You should read these reports and other filings carefully before investing.*

The funds are subject to stock market risk, which is the risk that stock prices overall will decline over short or long periods, adversely affecting the value of an investment in a fund. Shares of many closed-end funds frequently trade at a discount from their net asset value.

**Cohen & Steers Investment Strategy Performance**

Return information with respect to the core Cohen & Steers investment strategies are derived from Cohen & Steers Institutional Composites. Gross returns are stated as of the period ended December 31. Return information for Emerging Markets Real Estate Institutional Composite for the period from 2009 to 2012 only includes return information beginning February 28, 2011, such composite's inception date.

**Major Market Benchmarks**

Return information with respect to major market benchmarks: "Stocks" are represented by the S&P 500 Index; "Bonds" are represented by the Barclays Capital Aggregate Bond Index; and "Hedge Funds" are represented by the HFRI Equity Hedge (Total) Index. Gross returns are stated as of the period ended December 31.

**Risks of Investing in Preferred Securities**

Investing in any market exposes investors to risks. In general, the risks of investing in preferred securities are similar to those of investing in bonds, including credit risk and interest-rate risk. As nearly all preferred securities have issuer call options, call risk and reinvestment risk are also important considerations. In addition, investors face equity-like risks, such as deferral or omission of distributions, subordination to bonds and other more senior debt, and higher corporate governance risks with limited voting rights.

Risks associated with preferred securities differ from risks inherent with other investments. In the event of bankruptcy, a company's preferred securities are senior to common stock but subordinated to all other types of corporate debt. Corporate bonds sit higher in the capital structure, therefore in the event of bankruptcy will be senior to preferred securities. High-yield bonds, although typically issued by different types of issuers than those that issue preferred securities, and rated below investment grade, also would sit higher in a firm's capital structure than preferred securities if the issuer did employ both forms of issuance. 10-Year Treasury notes are issued by the U.S. government and are considered the safest of all bonds since they are backed by the full faith and credit of the U.S. government as to the timely payment of principal and interest.

**Risks of Investing in Real Assets**

A real assets strategy is subject to the risk that its asset allocations may not achieve the desired risk-return characteristic, underperform other similar investment strategies or cause an investor to lose money. The risks of investing in REITs are similar to those associated with direct investments in real estate securities. Property values may fall due to increasing vacancies, declining rents resulting from economic, legal, tax, political or technological developments, lack of liquidity, limited diversification and sensitivity to certain economic factors such as interest rate changes and market recessions. An investment in commodity-linked derivative instruments may be subject to greater volatility than investments in traditional securities, particularly if the instruments involve leverage. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. Among the risks presented are market risk, credit risk, counterparty risk, leverage risk and liquidity risk. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives.

The market value of securities of natural resource companies may be affected by numerous factors, including events occurring in nature, inflationary pressures and international politics. Because the strategy invests significantly in natural resource companies, there is the risk that the strategy will perform poorly during a downturn in the natural resource sector.

**Risks of Investing in Real Estate Securities**

Risks of investing in real estate securities are similar to those associated with direct investments in real estate, including falling property values due to increasing vacancies or declining rents resulting from economic, legal, political or technological developments, lack of liquidity, limited diversification and sensitivity to certain economic factors such as interest rate changes and market recessions. Foreign securities involve special risks, including currency fluctuations, lower liquidity, political and economic uncertainties, and differences in accounting standards. Some international securities may represent small- and medium-sized companies, which may be more susceptible to price volatility and less liquid than larger companies. Securities of companies in emerging markets may be more volatile than those of companies in more developed markets. Emerging market countries generally have less developed markets and economies and, in some countries, less mature governments and governmental institutions. Investing in securities of companies in emerging markets may entail special risks relating to potential economic, political or social instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments, and on repatriation of capital invested. The securities and real estate markets of some emerging market countries have in the past sometimes experienced substantial market disruptions and may do so in the future. The economies of many emerging markets countries may be heavily dependent on international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they wish to trade.

**Risks of Investing in Large Cap Value Securities**

The value of common stocks and other equity securities will fluctuate in response to developments concerning the company, political and regulatory circumstances, the stock market and the economy. In the short term, stock prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. These developments can affect a single company, all companies within the same industry, economic sector or geographic region, or the stock market as a whole. Dividend-paying stocks may be particularly sensitive to changes in market interest rates, and prices may decline as rates rise. Special risks of investing in foreign securities include (i) currency fluctuations, (ii) lower liquidity, (iii) political and economic uncertainties, and (iv) differences in accounting standards. Some international securities may represent small- and medium-sized companies, which may be more susceptible to price volatility and less liquid than larger companies.

**Risks of Investing in Global Infrastructure Securities**

Infrastructure issuers may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, operational or other mishaps, tariffs and changes in tax laws, regulatory policies and accounting standards. Foreign securities involve special risks, including currency fluctuation and lower liquidity. Some global securities may represent small- and medium-sized companies, which may be more susceptible to price volatility than larger companies.

**Corporate Headquarters**
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017
212 832 3232

**Stock Listing**
Cohen & Steers, Inc. ("CNS") common stock is traded on the New York Stock Exchange under the symbol CNS. At the close of business on March 6, 2013, there were 29 common shareholders of record. Common shareholders include institutional and omnibus accounts that hold shares of common stock for numerous underlying investors. Beneficial owners of our common stock whose shares are held in the "street name" of a bank, broker or other holder of record are not included in the number of common shareholders of record.

**Internet Information**
Information on Cohen & Steers financial reports and its products and services is available on the Internet at cohenandsteers.com.

**Financial Information**
Cohen & Steers makes available, free of charge, through its website, cohenandsteers.com, under the heading "Company/SEC Filings," its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). Further, Cohen & Steers will provide, free of charge to each shareholder upon written request, a copy of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Salvatore Rappa, senior vice president and associate general counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, NY 10017. Requests may also be directed to 212 832 3232 or via e-mail to srappa@cohenandsteers.com. Copies may also be accessed electronically by means of the SEC's Web site at www.sec.gov.

**Corporate Governance at Cohen & Steers**
Cohen & Steers Corporate Governance Guidelines and additional information about Cohen & Steers' board and its committees, and corporate governance at Cohen & Steers, are posted on the corporate governance section of the "Company" page of the Cohen & Steers website at cohenandsteers.com. Shareholders who would like to request printed copies of the Cohen & Steers Code of Business Conduct and Ethics, or the charters of the board's Audit, Nominating and Corporate Governance, or Compensation Committees (all of which are posted on the Cohen & Steers website), may do so by sending their requests to Salvatore Rappa, senior vice president and associate general counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, NY 10017.

**Inquiries**
Analysts, institutional investors, individual shareholders, news media representatives and others seeking general information should contact Matthew S. Stadler, chief financial officer, at 212 832 3232 or via e-mail at mstadler@cohenandsteers.com.

**Annual Shareholders Meeting**
All shareholders are invited to attend the Cohen & Steers annual shareholders meeting on Wednesday, May 8, 2013, beginning at 9:00 a.m., Eastern Time. The meeting will be held at our corporate headquarters, located at 280 Park Avenue, New York, NY 10017.

**Dividend Policy**
Cohen & Steers currently pays a quarterly cash dividend at a rate of $0.20 per share. The declaration and payment of dividends to holders of common stock by Cohen & Steers, if any, are subject to the discretion of its board of directors. The board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by Cohen & Steers and its subsidiaries, and such other factors as the board of directors may consider to be relevant.

**Registrar and Transfer Agent**
Computershare is the transfer agent and registrar for CNS and maintains shareholder accounting records. The transfer agent should be contacted on questions of change in address, name or ownership, lost certificates and consolidation of accounts.

Please contact:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Toll-free (United States): 866 282 3779
Foreign shareholders: +1 201 680 6578
Hearing-impaired: 312 588 4110
Web Address: www.cpushareownerservices.com

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

### Common Stock Performance Graph

The following graph compares the cumulative total shareholder return on our common stock from December 31, 2007 through December 31, 2012, with the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the SNL Asset Manager Index.* The graph assumes the investment of $100 in our common stock and in each of the two indices on December 31, 2007 and the reinvestment of all dividends, if any. The following information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. The performance graph is not necessarily indicative of future investment performance.

### Total Return Performance


150
125
100
75
50
25
0
Index Value
Cohen & Steers, Inc.
SNL Asset Manager Index
S&P 500
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Period Ended

| Index | 12/31/07 | 12/31/08 | 12/31/09 | 12/31/10 | 12/31/11 | 12/31/12 |
|---|---|---|---|---|---|---|
| Cohen & Steers, Inc. | 100.00 | 37.84 | 79.62 | 101.71 | 118.18 | 134.19 |
| SNL Asset Manager | 100.00 | 47.52 | 77.10 | 88.75 | 76.76 | 98.48 |
| S&P 500 | 100.00 | 63.00 | 79.68 | 91.68 | 93.61 | 108.59 |

* The SNL Asset Manager Index currently comprises the following companies:

Affiliated Managers Group, Inc.; AllianceBernstein Holding L.P.; Apollo Global Management, LLC; Artio Global Investors Inc.; BlackRock, Inc.; Blackstone Group L.P.; Brookfield Asset Management Inc.; Calamos Asset Management, Inc.; The Carlyle Group L.P.; Cohen & Steers, Inc.; Diamond Hill Investment Group, Inc.; Eaton Vance Corp.; Epoch Holding Corporation; Federated Investors, Inc.; Financial Engines, Inc.; Fortress Investment Group LLC; Franklin Resources, Inc.; GAMCO Investors, Inc.; Hennessy Advisors, Inc.; Invesco Ltd.; Janus Capital Group Inc.; KKR & Co. LP; Legg Mason, Inc.; Manning & Napier, Inc.; Oaktree Capital Group, LLC; Och-Ziff Capital Management Group LLC; Pzena Investment Management, Inc.; Resource America Inc.; SEI Investments Company; T. Rowe Price Group, Inc.; U.S. Global Investors, Inc.; Value Line, Inc.; Virtus Investment Partners, Inc.; Waddell & Reed Financial, Inc.; Westwood Holdings Group, Inc.; and WisdomTree Investments, Inc.

In accordance with the rules of the SEC, this Common Stock Performance Graph shall not be incorporated by reference into any future filings by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

### Common Stock Prices

The tables below set forth by quarter the range of high and low sale and quarter-end closing prices for CNS and the cash dividends declared per common share as reported on the New York Stock Exchange.

| Three Months Ended 2012 | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| High price | $35.00 | $35.83 | $38.00 | $31.72 |
| Low price | $29.28 | $29.90 | $29.56 | $26.84 |
| Closing price | $31.90 | $34.51 | $29.62 | $30.47 |
| Cash dividend declared per share | $0.18 | $0.18 | $0.18 | $1.68* |

| Three Months Ended 2011 | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| High price | $30.15 | $33.82 | $40.93 | $29.90 |
| Low price | $24.63 | $27.56 | $28.45 | $23.79 |
| Closing price | $29.68 | $33.15 | $28.75 | $28.90 |
| Cash dividend declared per share | $0.15 | $0.15 | $1.15* | $0.15 |

* The Company declared special extraordinary dividends in the amount of $1.50 and $1.00 per share, respectively, on November 7, 2012 and August 4, 2011.

### Non-GAAP Financial Measures

On the inside cover of this Annual Report, we disclose earnings per share attributable to common shareholders for the year ended December 31, 2012, adjusted to exclude the effect of previously disclosed after-tax expenses of approximately $0.21 per share associated primarily with the offering of LDP. A reconciliation of this non-GAAP financial measure to the most directly comparable financial measure, calculated and presented in accordance with accounting principles generally accepted in the United States, is included on the inside front cover of this Annual Report.

## Board of Directors

**Martin Cohen**
Co-Chairman and
Co-Chief Executive Officer
Cohen & Steers, Inc.
Director since 2004

**Robert H. Steers**
Co-Chairman and
Co-Chief Executive Officer
Cohen & Steers, Inc.
Director since 2004

**Peter L. Rhein** [1,2,3]
General Partner
Sarlot & Rhein
Director since 2004
Chair, Audit Committee

**Richard P. Simon** [1,2,3]
Former Managing Director
Goldman, Sachs & Co.
Director since 2004
Chair, Nominating and Corporate
Governance Committee

**Edmond D. Villani** [1,2,3]
Former Vice Chairman
Deutsche Asset Management, North America
Director since 2004
Chair, Compensation Committee

**Bernard B. Winograd** [1,2,3]
Former Chief Operating Officer (U.S.)
Prudential Financial, Inc.
Director since 2012

## Executive Management

**Martin Cohen**
Co-Chairman and
Co-Chief Executive Officer

**Robert H. Steers**
Co-Chairman and
Co-Chief Executive Officer

**Joseph M. Harvey**
President
Chief Investment Officer

**Matthew S. Stadler**
Executive Vice President,
Chief Financial Officer

**Adam M. Derechin, CFA**
Executive Vice President,
Chief Operating Officer

**Francis C. Poli**
Executive Vice President,
General Counsel and Secretary

Committee Memberships:
1. Audit Committee
2. Compensation Committee
3. Nominating and Corporate Governance Committee

# COHEN & STEERS

## Americas

NEW YORK
Corporate Headquarters
280 Park Avenue, 10th Floor
New York, New York 10017
Phone 212 832 3232
Fax 212 832 3622

SEATTLE
Cohen & Steers Capital Management, Inc.
1201 Third Avenue, Suite 3810
Seattle, Washington 98101
Phone 206 788 4240

## Europe

LONDON
Cohen & Steers UK, Limited
21 Sackville Street, 4th Floor
London W1S 3DN
United Kingdom
Phone +44 207 460 6350

BRUSSELS
Cohen & Steers Europe SA
166 Chaussée de la Hulpe
1170 Brussels
Belgium
Phone +32 2 679 0660

## Asia Pacific

HONG KONG
Cohen & Steers Asia, Limited
Suites 1201-02, 12/F, Citibank Tower
Citibank Plaza, 3 Garden Road
Central, Hong Kong
Phone +852 3667 0080

TOKYO
Cohen & Steers Capital Management, Inc.
Kamiyacho MT Bldg. 14F
4-3-20 Toranomon, Minato-ku
Tokyo 105-0001 Japan
Phone +81 3 5404 3503